Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
AMONG
QUANTA SERVICES, INC.,
QUANTA SUB, LLC,
PRICE GREGORY SERVICES, INCORPORATED
AND
EACH OF THE STOCKHOLDERS OF
PRICE GREGORY SERVICES, INCORPORATED NAMED HEREIN
Dated September 2, 2009

i

LIST OF EXHIBITS

Exhibit 7.2(g)	Form of Spousal Release, Waiver, and Consent
Exhibit 7.2(k)	Form of Employment Agreement
Exhibit 7.2(m)	Form of FIRPTA Certificate
LIST OF SCHEDULES

Schedule 1.4(b)	Officers of the Surviving Company
Schedule 2.2	Company Transaction Costs
Schedule 3.4	Ownership of Outstanding Shares
Schedule 3.7	Brokers, Finders and Investment Bankers (Principal Stockholders)
Schedule 4.1	Foreign Qualifications
Schedule 4.3	Subsidiaries
Schedule 4.4	Capitalization
Schedule 4.5(a)	Absence of Restrictions and Conflicts; Consents (Company)
Schedule 4.5(b)	Consents and Filings
Schedule 4.5(c)	Company Stockholder Approval
Schedule 4.6(a)	Real Property
Schedule 4.6(b)	Real Property Sold or Transferred
Schedule 4.6(d)	Real Property in Violation of Applicable Laws
Schedule 4.6(e)	Threatened or Contemplated Condemnation
Schedule 4.7	Title to Personal Property; Related Matters
Schedule 4.8	Financial Statements
Schedule 4.9	No Undisclosed Liabilities
Schedule 4.10	Absence of Certain Changes
Schedule 4.11	Legal Proceedings
Schedule 4.12	Compliance with Law
Schedule 4.13	Company Contracts
Schedule 4.14(a)	Tax Returns; Taxes
Schedule 4.14(b)	June 30 Balance Sheet
Schedule 4.14(c)	Tax Returns Ended on or After December 31, 2008 Subject of Audit
Schedule 4.15	Directors, Officers and Employees
Schedule 4.16	Company Benefit Plans
Schedule 4.17(a)	Labor Relations
Schedule 4.17(b)	Labor Proceedings
Schedule 4.18	Insurance Policies
Schedule 4.19	Environmental, Health and Safety Matters
Schedule 4.20	Intellectual Property; Software
Schedule 4.21	Transactions with Affiliates
Schedule 4.22	Customer and Suppliers; Bids; Jobs
Schedule 4.23	Accounts Receivable; Accounts Payable
Schedule 4.24	Licenses and Permits
Schedule 4.25	Bank Accounts; Powers of Attorney
Schedule 4.26	Brokers, Finders and Investment Bankers (Company)
Schedule 6.1	Conduct of Operations of Company and its Subsidiaries
Schedule 6.1(t)	Exceptions to Terminating Company Contracts
Schedule 7.2(f)	Third-Party Consents
Schedule 7.2(h)	Release of Liens
Schedule 9.1(d)	Indemnification Percentage

v

DEFINED TERMS
The following is a list of the defined terms used in this Agreement:

1934 Act	5.3(a)
2008 Plan	2.6
Actions	4.11
Affiliate	4.21
Aggregate Cap	9.5(b)
Agreement	Preamble
Antitrust Laws	6.8(c)
Applicable Laws	4.12
Average Closing Price	2.3(b)(i)
Balance Sheet Date	4.9
Beckelman	Preamble
Business Day	11.19
CERCLA	4.19(b)
Certificate of Merger	1.3
Certificates	2.4(b)
Claims Period	9.4
Closing	1.2
Closing Date	1.2
Closing Date Debt	2.3(b)(ii)
Combination Agreement	9.5(c)
Company	Preamble
Company Activities	6.12(a)(i)
Company Ancillary Documents	4.2
Company Benefit Plan	4.16(a)
Company Common Stock	Recitals
Company Contracts	4.13
Company Licensed Software	4.20(b)
Company Multiemployer Plan	4.16(a)
Company Other Plan	4.16(a)
Company Personal Property	4.7
Company Preferred Stock Company Proprietary Software	Recitals 4.20(b)
Company Real Properties	4.6(a)
Company Real Property	4.6(a)
Company Software	4.20(b)
Company Stock	Recitals
Company Stockholder Approval	Recitals
Company Transaction Costs	2.3(b)(iii)
Company Union Plan	4.16(a)
Competing Business	6.12(a)(ii)
Conam	4.14(a)(xxi)
Constituent Companies	1.1
Continuing Debt	2.8

Control	4.21
Controlled	4.21
Controlling	4.21
CRA	4.16(e)(iv)
Credit Agreement	4.10(g)
Customers	4.22(a)
Designated Person	11.21(b)
DGCL	1.1
Dissenting Shares	2.7(b)
DLLCA	1.1
Effective Time	1.3
Employee Benefit Plan	4.16(a)
Environment	4.19(e)
Environmental, Health and Safety Requirements	4.19
ERISA	4.16(a)
ERISA Affiliate	4.16(a)
Escrow Agent	2.4(a)
Escrow Agreement	2.4(a)
Escrow Cash	2.4(a)
Escrow Fund	2.4(a)
Escrow Ratio Escrow Shares	2.3(b)(iv) 2.4(a)
Exchange Ratio	2.3(b)(v)
Excluded Business	6.12(a)(iv)
Excluded Shares	2.1(b)
Existing Employment Agreements	4.15
Field Personnel	6.12(a)(v)
Financial Statements	4.8
Fraud	9.6(a)
GAAP	2.3(b)(ii)
Good Reason	6.18
Governmental Entities	3.3
Governmental Entity	3.3
Gregory	Preamble
Hazardous Materials	4.19
HSR Act	4.5(b)
Indemnified Party	9.3(a)
Indemnifying Party	9.3(a)
Intellectual Property	4.20(a)
ITA	4.16(e)(iv)
Jackson	Preamble
Jones	Preamble
June 30 Balance Sheet	4.14(a)(xxvi)
Knowledge	11.16
Leased Properties	4.6(a)
Leased Property	4.6(a)

Legal Dispute	11.8
Liens	4.3(a)
Losses	9.1(b)
Made Available	11.17
Maggard	Preamble
Material Adverse Effect	4.1
Merger	Recitals
Merger Cash Consideration	2.2(a)
Merger Consideration	2.4
Merger Stock Consideration	2.2(a)
Most Recent Balance Sheet	4.8
Multiemployer Plan	4.16(i)
Noncompete Period	6.12(a)(vi)
NYSE	5.3(b)
Outstanding Common Shares	Recitals
Outstanding Preferred Shares	Recitals
Outstanding Shares	Recitals
Owned Properties	4.6(a)
Owned Property	4.6(a)
Ownership Percentage	9.1(c)
Parent	Preamble
Parent Ancillary Documents	5.2(a)
Parent Basket	9.5(a)
Parent Common Stock	Recitals
Parent Indemnified Parties	9.1(a)
Parent Limited Vote Common Stock	5.4(a)
Parent Losses	9.1
Parent SEC Documents	5.5
Parent Stockholders	5.4(a)
Parties	Preamble
Party	Preamble
Per Share Cash Amount	2.3(b)(vi)
Per Share Escrow Amount	2.3(b)(vii)
Per Share Stock Amount	2.3(b)(viii)
Permit	4.24
Permitted Exceptions	4.6(a)
Person	4.21
PGC	4.14(a)(xxii)
PGI	4.14(a)(xx)
Price	Preamble
Price Gregory Construction	4.8
Price Gregory International	4.8
Principal Stockholder Ancillary Documents	3.2
Principal Stockholders	Preamble
Real Property Lease	4.6(a)
Real Property Leases	4.6(a)

Reasonable Efforts	11.18
Receivables	4.23(a)
Release	4.19(e)
Representative	6.6(a)
Required Approval	7.1(a)
Restricted Personnel	6.12(a)(vii)
Restricted Persons	6.12(a)(viii)
Restricted Shares	10.1
SCF	Preamble
SEC	2.3(b)(iii)
Second Request	8.1(d)
Section 228(e) Notice	2.7(a)
Section 262 Notice	2.7(a)
Securities Act	2.4(c)
Securities Laws	10.1
Series A Designations	Recitals
Stockholder	Recitals
Stockholder Indemnified Parties	9.2(a)
Stockholder Losses	9.2(a)(ii)
Stockholder Representative	11.3
Stockholders	2.4(b)
Stockholders’ Agreement	3.4
Stover	Preamble
Sub	Preamble
Subsidiary	2.1(b)
Superior Proposal	6.6(c)
Surviving Company	1.1
Surviving Obligations	9.4(a)
Surviving Representations	9.4(a)
Takeover Proposal	6.6
Tax	4.14(e)
Tax Items	4.14(a)(ii)
Tax Return	4.14(e)
Taxes	4.14(e)
Terminable Breach	8.1(b)(iii)
Termination Date	8.1
Territory	6.12(a)(ix)
Trade Secrets	6.12(a)(x)
Unaccredited Investor	2.4(c)
WARN Act	6.1(j)
White	Preamble
Wise	Preamble
Yard Lease	4.6(a)

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated September 2, 2009 (the “Agreement”), among Quanta Services, Inc., a Delaware corporation (“Parent”), Quanta Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Sub”), Price Gregory Services, Incorporated, a Delaware corporation (the “Company”), SCF-VI, L.P., a Delaware limited partnership (“SCF”), H. Charles Price III, an individual residing at 9839 Rockbrook Drive, Dallas, TX 75220 (“Price”), Paul C. Gregory, an individual residing at 607 Hunters Grove, Houston, TX 77024 (“Gregory”), James T. White, an individual residing at 5616 Stone Cliff Court, Dallas, TX 75287 (“White”), John E. Jackson, an individual residing at 12 Waterway Court, The Woodlands, TX 77380 (“Jackson”), Ronnie F. Wise, an individual residing at 19722 Emerald Ridge Lane, Houston, TX 77094 (“Wise”), Thomas N. Jones, an individual residing at 73 CR 1515, Bay Springs, MS 39422 (“Jones”), Lee E. Beckelman, an individual residing at 5807 Blackstone Creek Lane, Kingwood, TX 77345 (“Beckelman”), Doyle R. Maggard, an individual residing at 4251 FM 2181, Ste. 230-514, Corinth, TX 76210 (“Maggard”), and H. James Stover, an individual residing at 5834 Augusta Court, Houston, TX 77057 (“Stover” and together with SCF, Price, Gregory, White, Jackson, Wise, Jones, Beckelman, and Maggard, the “Principal Stockholders”). Each of Parent, Sub, and the Principal Stockholders are referred to herein as a “Party” and together as the “Parties.”
     WHEREAS, the respective Boards of Directors of Parent and the Company and the sole member of Sub have determined that the merger of the Company with and into Sub, with Sub being the Surviving Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, would be fair and in the best interests of their respective companies and stockholders, and such Boards of Directors and the sole member of Sub have approved such Merger and the other transactions contemplated hereby and have adopted this Agreement (and, in the case of the Company, recommended that this Agreement be adopted by the Stockholders), pursuant to which (1) each share of Common Stock, par value $.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (the “Outstanding Common Shares”) and (2) each share of Series A Preferred Stock, par value $.001 per share, of the Company (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Stock”) issued and outstanding immediately prior to the Effective Time (the “Outstanding Preferred Shares” and, together with the Outstanding Common Shares, the “Outstanding Shares”; each holder of an Outstanding Share is referred to herein as a “Stockholder”) will be converted, subject to the terms hereof, into the right to receive shares of Common Stock, par value $.00001 per share, of Parent (“Parent Common Stock”) and cash (excluding Dissenting Shares and Excluded Shares);
     WHEREAS, consummation of the Merger and approval of this Agreement require the affirmative vote of (i) holders of a majority of the voting power of the Outstanding Common Shares and Outstanding Preferred Shares, voting together as a single class, and (ii) holders of the shares of Company Preferred Stock representing the “Required Approval,” as such term is defined and determined in accordance with the Certificate of Designations, Powers, Preferences and Relative Participating, Optional or Other Special Rights and Relative Qualifications, Limitations or Restrictions of the Series A Convertible Preferred Stock of the Company dated effective as of January 31, 2008 (the “Series A Designations”). The approvals referred to in clauses (i) and (ii) of the preceding sentence are collectively referred to herein as the “Company Stockholder Approval”;
     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”);
     WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;
     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the Parties hereto agree as follows:
ARTICLE I.
THE MERGER
     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), the Company shall be merged with and into Sub at the Effective Time. At the Effective Time, the separate existence of the Company shall cease, and Sub shall continue as the surviving company (Sub and the Company are sometimes hereinafter referred to as “Constituent Companies” and Sub is sometimes hereinafter referred to as the “Surviving Company”) and shall continue under the name “Price Gregory Services, LLC.”
     Section 1.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Houston time, on the second business day after satisfaction of the conditions set forth in Section 7.1 (or as promptly as practicable thereafter following satisfaction or waiver of the conditions set forth in Section 7.2 and Section 7.3) (the “Closing Date”), at the offices of Baker & Hostetler LLP, 1000 Louisiana, Suite 2000, Houston, Texas, 77002, unless another date, time or place is agreed to in writing by the Parties hereto; provided, however, that, (a) notwithstanding the satisfaction of such conditions as of an earlier date, the Closing Date shall not occur prior to October 1, 2009; and (b) notwithstanding the satisfaction of such conditions, the Company may, by written notice to Parent, extend the Closing Date by up to five (5) Business Days solely to the extent the Company reasonably expects to receive one or more cash payments during such extension period, which are necessary to allow the Company to pay the cash dividends expressly permitted in Section 6.1(b) and pay all Closing Date Debt (other than, subject to Section 2.8, Continuing Debt) as of the Closing Date.
     Section 1.3 Effective Time of the Merger. Subject to the provisions of this Agreement, the Parties hereto shall cause the Merger to be consummated by properly executing and filing a certificate of merger meeting the requirements of Section 264 of the DGCL and Section 18-209 of the DLLCA (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, as promptly as practicable on or after the Closing Date. The Merger shall become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”).
     Section 1.4 Effects of the Merger.
          (a) The Merger shall have the effects as set forth in the applicable provisions of the DGCL and the DLLCA.
          (b) The officers specified on Schedule 1.4(b) (which may be updated by Parent prior to the Closing) shall, from and after the Effective Time, be the initial officers of the Surviving Company until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s Limited Liability Company Operating Agreement.
          (c) The Certificate of Formation and Limited Liability Company Operating Agreement of Sub immediately prior to the Effective Time shall be the Certificate of Formation and Limited Liability Company Operating Agreement of the Surviving Company, until duly amended in accordance with the terms thereof and the DLLCA, except that Section 1 of the Certificate of Formation of the Surviving Company shall read in its entirety as follows:
“Name. The name of the limited liability company is Price Gregory Services, LLC.”
          (d) From and after the Effective Time, the Surviving Company shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Companies; and all and singular rights, privileges, powers and franchises of each of the Constituent Companies, and all property, real, personal and mixed, and all debts due to either of the Constituent Companies on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of the Constituent Companies, shall be vested in the Surviving Company; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Company as they were of the Constituent Companies; and the title to any real estate vested by deed or otherwise, in either of the Constituent Companies, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Companies shall be preserved unimpaired; and all debts, liabilities and duties of the Constituent Companies shall thenceforth attach to the Surviving Company, and may be enforced against it to the same extent as if said debts and liabilities had been incurred by it.
ARTICLE II.
EFFECT OF THE MERGER ON THE CAPITAL STOCK AND MEMBERSHIP
INTERESTS OF THE
CONSTITUENT COMPANIES; EXCHANGE OF CERTIFICATES
     Section 2.1 Effect on Capital Stock and Membership Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Outstanding Shares or the holder of any membership interest of Sub:

          (a) Membership Interests of Sub. Each membership interest of Sub issued and outstanding immediately prior to the Effective Time shall remain unchanged and shall be the membership interests of the Surviving Company.
          (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each of the Outstanding Shares and all other shares of capital stock of the Company that are owned by the Company as treasury stock and any Outstanding Shares and all other shares of capital stock of the Company owned, directly or indirectly, by Parent, Sub or any other wholly owned Subsidiary of Parent or the Company (collectively, the “Excluded Shares”) shall be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor. As used in this Agreement, the term “Subsidiary,” with respect to any Person, means any corporation, partnership, limited liability company, joint venture or other organization, whether incorporated or unincorporated, of which: (i) such Person or any other subsidiary of such Person is a general partner; (ii) voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, limited liability company, partnership, joint venture or other organization is held by such Person or by any one or more of its subsidiaries; or (iii) at least 20% of the equity, other securities or other interests is, directly or indirectly, owned or controlled by such Person or by any one or more of its subsidiaries.
     Section 2.2 Merger Consideration.
          (a) The total consideration, subject to adjustment in accordance with the terms of this Agreement, to be paid at Closing by Parent to the Stockholders in respect of all the Outstanding Shares and in exchange for the Merger and the agreements and covenants set forth in this Agreement, including, with respect to the Restricted Persons, the covenant not to compete in Section 6.12, shall be (i) One Hundred Million and No/100 United States Dollars ($100,000,000) in cash minus (A) an aggregate amount of cash equal to the Company Transaction Costs, an estimate of which costs (as of the date hereof) are set forth in detail in Schedule 2.2 (which Schedule shall be updated as of the Closing Date), and (B) the aggregate amount of any Closing Date Debt (other than, subject to Section 2.8, any Continuing Debt) to be paid by Parent on the Closing Date (such aggregate amount of cash so payable is hereinafter referred to as the “Merger Cash Consideration”) and (ii) that number of fully paid and non-assessable shares of Parent Common Stock equal to (1) Two Hundred Fifty Million and No/100 United States Dollars ($250,000,000) divided by the Average Closing Price (such aggregate number of shares so issuable is hereinafter referred to as the “Merger Stock Consideration”).
          (b) If, at any time during the period between the date of this Agreement and the Closing Date, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, appropriate equitable adjustments shall be made to the Merger Stock Consideration and the Average Closing Price. Nothing in this Section 2.2(b) shall be construed to permit either Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
     Section 2.3 Conversion of Securities.

          (a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any of the shares of capital stock of the Company, each Outstanding Share, other than the Excluded Shares and the Dissenting Shares, shall be converted into the right to receive (A) the Per Share Stock Amount, and (B) the Per Share Cash Amount, payable to the holder thereof without interest thereon. All such shares and cash shall be distributed to the Stockholders as set forth in Section 2.4.
          (b) Defined Terms. As used herein, the following terms shall have the meanings set forth below:
               (i) “Average Closing Price” means $22.524.
               (ii) “Closing Date Debt” means current and non-current portions of bank and other indebtedness of the Company and its Subsidiaries outstanding as of the Closing Date, including obligations for borrowed money, obligations evidenced by notes, bonds or similar instruments, capital leases and other liabilities treated as indebtedness pursuant to United States generally accepted accounting principles (“GAAP”), in each case whether short- or long-term and as determined on an accrual basis in accordance with GAAP.
               (iii) “Company Transaction Costs” means (i) all fees, costs and expenses of Vinson & Elkins L.L.P. related to the structuring, negotiation or consummation of the transactions contemplated by this Agreement, the Principal Stockholder Ancillary Documents and the Company Ancillary Documents and any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by the Company in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement, the Principal Stockholder Ancillary Documents and the Company Ancillary Documents, provided that accountants’ fees, costs and expenses incurred in connection with the interim review of the financial statements for inclusion in Parent’s filings with the Securities and Exchange Commission (the “SEC”) shall not be considered Company Transaction Costs; (ii) any actual or potential severance or similar amounts payable in cash by the Company as a result of the Merger; and (iii) one-half of the fees and expenses payable to the Escrow Agent.
               (iv) “Escrow Ratio” means the number (rounded to four decimal places) determined by dividing (A) the number of Escrow Shares by (B) the aggregate number of Outstanding Shares.
               (v) “Exchange Ratio” means the number (rounded to four decimal places) determined by dividing (A) the number of shares of the Merger Stock Consideration (as adjusted in accordance with Section 2.2(b)) by (B) the aggregate number of Outstanding Shares.
               (vi) “Per Share Cash Amount” means, for each Outstanding Share, a dollar amount determined by dividing (A) the amount of the Merger Cash Consideration by (B) the aggregate number of Outstanding Shares.
               (vii) “Per Share Escrow Amount” means a number of shares, including fractions thereof, of Parent Common Stock equal to the Escrow Ratio.

               (viii) “Per Share Stock Amount” means a number of shares, including fractions thereof, of Parent Common Stock equal to the Exchange Ratio.
          (c) As of the Effective Time, all Outstanding Shares converted in accordance with this Section 2.3 no longer shall be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such Outstanding Shares shall thereafter represent only the right to receive the Merger Consideration. The holders of such certificates previously evidencing Outstanding Shares shall cease to have any rights with respect to such Outstanding Shares except as otherwise provided herein or by law and, upon the surrender of such certificates in accordance with the provisions of Section 2.4, shall only have the right to receive for each such share, the Merger Consideration, without interest. No fractional shares of Parent Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.4(f).
     Section 2.4 Exchange of Certificates.
          (a) Escrow. At the Closing, Parent shall deposit with Amegy Bank N.A. (the “Escrow Agent”) (i) that number of fully paid and non-assessable shares of Parent Common Stock equal to Thirty Five Million and No/100 United States Dollars ($35,000,000) divided by the Average Closing Price (the “Escrow Shares”), plus (ii) an amount in cash equal to the product of (A) Per Share Escrow Amount multiplied by (B) the Average Closing Price multiplied by (C) the number of Outstanding Shares held by Unaccredited Investors (the “Escrow Cash”) less (iii) that number of fully paid and non-assessable shares of Parent Common Stock equal to the product of (A) Per Share Escrow Amount multiplied by (B) the number of Outstanding Shares held by Unaccredited Investors, which Escrow Shares and Escrow Cash (together, the “Escrow Fund”) shall be held in escrow and distributed by the Escrow Agent pursuant to the terms and conditions of an escrow agreement consistent with the terms of Article IX of this Agreement and otherwise mutually acceptable to Parent and the Company (the “Escrow Agreement”).
          (b) Exchange Procedures. Prior to the Closing Date, Parent shall deliver to each holder of record of a certificate or certificates (the “Certificates”) evidencing Outstanding Shares (collectively, the “Stockholders”), but excluding Dissenting Shares and Excluded Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to Parent and shall be in such form and have such other provisions as Parent reasonably may specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to Parent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled at Closing to receive from Parent in exchange therefor, subject to the provisions of Section 2.4(c):
               (i) a certificate evidencing that number of whole shares of Parent Common Stock equal to (1) the Per Share Stock Amount minus the Per Share Escrow Amount multiplied by (2) the number of Outstanding Common Shares formerly evidenced by such Certificate;

               (ii) cash in an amount equal to the Per Share Cash Amount multiplied by the number of Outstanding Common Shares formerly evidenced by such Certificate;
               (iii) cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f); and
               (iv) any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(d), and the Certificate so surrendered shall forthwith be canceled.
     The shares of Parent Common Stock, cash, dividends, and distributions described in each of clauses (i), (ii), (iii) and (iv) are referred to collectively as the “Merger Consideration.” Such cash payable to the Stockholders shall be wired, in immediately available funds, to the account or accounts designated by the respective Stockholders in their respective letters of transmittal or, if requested by any Stockholder in its letter of transmittal, shall be paid by check.
     In the event of a transfer of ownership of Outstanding Shares which is not registered in the transfer records of the Company, a certificate evidencing the proper number of shares of Parent Common Stock and cash may be issued and paid in accordance with this Article II to a transferee if the Certificate evidencing such Shares is presented to Parent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.4, each Certificate (other than Certificates representing Dissenting Shares or Excluded Shares) shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the applicable Merger Consideration. Notwithstanding anything to the contrary herein, except for Escrow Shares, Parent shall issue any shares of Parent Common Stock pursuant to this Section 2.4(b) in registered book-entry form in accordance with the procedures of Parent’s transfer agent rather than certificated form unless otherwise requested by a Stockholder.
          (c) Exchange Procedures for Unaccredited Investors. Notwithstanding the provisions of Section 2.4(b), any Stockholder that does not certify that he, she or it is an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) in this Agreement or in the letter of transmittal submitted to Parent or as to whom Parent otherwise reasonably believes is not an “accredited investor” (an “Unaccredited Investor”) shall not receive any shares of Parent Common Stock in the Merger and shall receive cash in lieu thereof pursuant to this Section 2.4(c). Upon surrender by an Unaccredited Investor of a Certificate for cancellation to Parent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall, in lieu of any shares of Parent Common Stock that such holder would have had a right to receive, be entitled to receive cash in an amount equal to the product of (i) the Per Share Stock Amount minus the Per Share Escrow Amount multiplied by (ii) the Average Closing Price multiplied by (iii) the number of Outstanding Shares formerly evidenced by such Certificate.
          (d) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock evidenced thereby, and no other part of the Merger Consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of certificates evidencing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock. No interest shall be paid on the Merger Consideration or such dividends or other distributions.
          (e) No Further Rights in Company Common Stock and Company Preferred Stock. All shares of Parent Common Stock issued and cash paid upon conversion of Outstanding Shares in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such Outstanding Shares.
          (f) No Fractional Shares of Parent Common Stock.
               (i) No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of the Outstanding Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.
               (ii) Notwithstanding any other provision of this Agreement, each holder of Outstanding Shares converted pursuant to Section 2.3 who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (A) such fractional part of a share of Parent Common Stock multiplied by (B) the Average Closing Price. Such payment of cash consideration is in lieu of fractional shares of Parent Common Stock.
          (g) Lost Certificates. If any Certificate for Outstanding Shares shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, (ii) the execution and delivery of an agreement to indemnify Parent and the Surviving Company, and (iii) if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, then Parent shall deliver, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the Outstanding Shares formerly represented thereby.
          (h) Withholding Rights. Each of Parent and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Outstanding Shares such amounts as Parent or the Surviving Company, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of federal, state, local or foreign tax law. To the extent that amounts are so deducted and withheld by Parent or the Surviving Company, as the case may be, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Outstanding Shares in respect of which such deduction and withholding was made by Parent or the Surviving Company.
     Section 2.5 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Stock thereafter on the records of the Company. From and after the Effective Time, any Certificates presented to Parent for any reason shall be converted into the applicable Merger Consideration, subject to Applicable Laws in the case of Dissenting Shares.
     Section 2.6 Stock Options and Restricted Stock. Prior to the Effective Time, the Company shall take the necessary corporate action to cause all stock options issued pursuant to the Company’s 2008 Stock Incentive Plan (the “2008 Plan”) and all outstanding shares of restricted stock of the Company issued under the 2008 Plan to vest in full immediately prior to the Effective Time. The Company shall within ten (10) days following the date of this Agreement, notify each holder of a stock option or grant of restricted stock outstanding under the 2008 Plan that vesting of all such stock options and grants of restricted stock will be accelerated immediately prior to the Effective Time and that all such stock options must be exercised prior to the Effective Time or they will be cancelled as of the Effective Time. The Company shall take the necessary action to permit a holder of an outstanding stock option to elect to exercise such stock option by having withheld shares of stock that would otherwise have been issued upon such exercise to facilitate the payment of the exercise price and the employment taxes and required withholding taxes resulting from the exercise of the stock option. All grants of restricted stock under the 2008 Plan that are vested prior to or as of the Effective Time and all shares of stock received upon the exercise of stock options under the 2008 Plan that are exercised prior to or as of the Effective Time shall be Outstanding Shares as of the Effective Time.
     Section 2.7 Dissenting Shares.
          (a) Promptly, but in no event later than five (5) Business Days after the date the Company Stockholder Approval is obtained, the Company shall deliver to the holders of Company Stock notice of such approval of this Agreement, the Merger and the transactions contemplated hereby, pursuant to and in accordance with Section 228(e) of the DGCL and in accordance with the certificate of incorporation and bylaws of the Company (such notice, the “Section 228(e) Notice”). Promptly but in no event later than three (3) Business Days after the Company Stockholder Approval is obtained, the Company shall mail to each holder of Company Stock a copy of the notice required pursuant to Section 262 of the DGCL (the “Section 262 Notice”), informing such holders that appraisal rights are available pursuant to Section 262, and such notice shall contain such information as required by Section 262 and as required by Applicable Laws. A copy of the Section 228(e) Notice and the Section 262 Notice, and any amendments or supplements to such respective notices, shall be provided to Parent not less than one (1) Business Day before such respective notices are mailed or otherwise delivered to stockholders. The Company shall give Parent prompt notice of any demands (or purported demands) for appraisal pursuant to Section 262 of the DGCL received by the Company from any Stockholder, withdrawals of such demands and any other instruments served pursuant to the

DGCL and received by the Company in connection therewith and the opportunity to participate in and direct all negotiations with respect to any such demand for appraisal. No later than ten (10) days following the date on which the Effective Time occurs, Parent and the Surviving Company shall provide notice of the Effective Time to each Stockholder who has neither voted in favor of the Merger nor consented thereto in writing and has not withdrawn or lost the right to the appraisal pursuant to Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demand for appraisal or agree to settle any such demands. Parent may elect, by notice to the Surviving Company, to make all payments required to be made to holders of Dissenting Shares.
          (b) Notwithstanding any other provisions of this Agreement to the contrary, Outstanding Shares that are held immediately prior to the Effective Time by Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing and perfected the right, if any, for appraisal of such shares in accordance with Section 262 of the DGCL and have not withdrawn or lost such right to appraisal (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such Stockholders shall only be entitled to receive payment of the appraised value of such Outstanding Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Outstanding Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for only the right to receive, without any interest thereon, the Merger Consideration, upon surrender in the manner provided in Section 2.4, of the certificate or certificates that formerly evidenced such Outstanding Shares.
     Section 2.8 Closing Date Debt. With respect to any amount of Closing Date Debt that the Company is unable to repay in full as of the Closing Date as required by Section 7.2(h) (after giving effect to the cash dividends expressly permitted in Section 6.1(b)), Parent shall cause the amount of such unpaid Closing Date Debt to be deducted from the Merger Cash Consideration pursuant to Section 2.2(a) and repaid in full; provided, however, that to the extent the Company does not have sufficient cash on hand to pay some or all of the Closing Date Debt outstanding under the Installment Sales Contracts with Caterpillar Financial Services Corporation identified at Item 7 on Schedule 4.7 as of the Closing Date (after giving effect to the cash dividends expressly permitted in Section 6.1(b) and the repayment of all other outstanding Closing Date Debt), such portion of the outstanding Closing Date Debt shall not be required to be repaid as of the Closing Date, shall remain outstanding and shall not be deducted from the Merger Cash Consideration (the “Continuing Debt”). The Company shall deliver written notice to Parent on or prior to the Closing Date setting forth the aggregate outstanding amount of Continuing Debt, if any, as of the Closing Date.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDERS
     Each Principal Stockholder hereby severally, not jointly, and only with respect to itself, represents and warrants to Parent and Sub as follows, and confirms that Parent and Sub are relying on these representations and warranties in connection with its execution and delivery of this Agreement and in completing the transactions contemplated by this Agreement.

     Section 3.1 Organization. SCF is duly organized, validly existing and in good standing under the laws of the State of Delaware.
     Section 3.2 Authorization. Such Principal Stockholder has full power, capacity and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by such Principal Stockholder in connection with the transactions contemplated by this Agreement (collectively, the “Principal Stockholder Ancillary Documents”) and to perform such Principal Stockholder’s obligations under this Agreement and the Principal Stockholder Ancillary Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by SCF has been approved by the general partner of SCF and no additional proceedings or approvals on the part of SCF are necessary to authorize the execution and delivery of this Agreement and the consummation by SCF of the transactions contemplated hereby. This Agreement has been, and each of the Principal Stockholder Ancillary Documents required hereunder to be executed and delivered by such Principal Stockholder will be as of the Closing Date, duly executed and delivered by such Principal Stockholder and does, or will at the Closing, constitute the legal, valid and binding obligations of such Principal Stockholder, enforceable against such Principal Stockholder in accordance with their terms and subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
     Section 3.3 Absence of Restrictions and Conflicts. Assuming the consents and filings referenced in Section 4.5(b) are obtained prior to the Closing, the execution, delivery and performance of this Agreement and the Principal Stockholder Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Principal Stockholder Ancillary Documents to which such Principal Stockholder is a party and the fulfillment of and compliance with the terms and conditions of this Agreement and the Principal Stockholder Ancillary Documents to which such Principal Stockholder is party by such Principal Stockholder do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (a) any contract, agreement, permit, franchise or license applicable to such Principal Stockholder, (b) any judgment, decree, order, injunction, award or ruling of any federal, state, provincial, municipal or local or foreign government or any court, tribunal, administrative or regulatory agency or commission or other governmental entity, ministry, department, authority or agency, domestic or foreign (each a “Governmental Entity” and, collectively, the “Governmental Entities”) or arbitration panel to which such Principal Stockholder is a party or by which such Principal Stockholder or any of its assets or properties are bound, (c) any Applicable Laws applicable to such Principal Stockholder or (d) in the case of SCF, any term or provision of the constituent or charter documents of SCF.
     Section 3.4 Ownership. Such Principal Stockholder is the record and beneficial owner of the Outstanding Shares set forth on Schedule 3.4 opposite such Principal Stockholder’s name. Such Principal Stockholder owns such Outstanding Shares free and clear of all Liens, other than restrictions on transfer contained in the Stockholders’ Agreement dated January 31, 2008 among the Company and the Principal Stockholders (the “Stockholders’ Agreement”) or that may be imposed by state or federal securities laws. Such Principal Stockholder has the power, authority and legal capacity to sell, transfer, assign and deliver such Outstanding Shares as provided in this Agreement. Except for the Outstanding Shares and any Stock Options and shares of Restricted Stock listed opposite such Principal Stockholder’s name on Schedule 3.4 or otherwise provided in the Stockholders’ Agreement, such Principal Stockholder does not own of record or beneficially, or have any interest in, or right to acquire, any shares of capital stock of the Company.
     Section 3.5 Investment. Such Principal Stockholder (a) is an “accredited investor” as such term is defined in Rule 501 (without regard to Rule 501(a)(4)) promulgated under the Securities Act; (b) is acquiring the Parent Common Stock for investment purposes and for such Principal Stockholder’s own account and not with a view to, or for resale in connection with, any distribution; (c) understands that the shares of Parent Common Stock issued pursuant to the Merger have not been registered under the Securities Act or under any state securities or blue sky laws, and, as a result, are subject to substantial restrictions on transfer; (d) acknowledges that appropriate legends will be placed on the certificates representing the shares of Parent Common Stock issued pursuant to the Merger indicating the restrictions on transfer of such shares; and (e) acknowledges that the shares of Parent Common Stock issued pursuant to the Merger must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities or blue sky laws, or sold or otherwise transferred pursuant to exemptions from registration under the Securities Act or such laws, and that Parent has no obligation to register the shares of Parent Common Stock issued pursuant to the Merger.
     Section 3.6 Tax Consequences. Such Principal Stockholder has reviewed with its own Tax advisors the United States federal, state, local and the other Tax consequences of this investment and the transactions contemplated by this Agreement. Such Principal Stockholder acknowledges and agrees that neither Parent nor Sub is making any representation or warranty as to the United States federal, state, local or foreign Tax consequences to such Principal Stockholder as a result of the transactions contemplated by this Agreement. Such Principal Stockholder understands that it (and not Parent or Sub) shall be responsible for its own Tax liability that may arise as a result of the transactions contemplated by this Agreement.
     Section 3.7 Brokers, Finders and Investment Bankers. Except as set forth on Schedule 3.7, such Principal Stockholder has not employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY
     The Company hereby represents and warrants to Parent and Sub as follows and confirms that Parent and Sub are relying on these representations and warranties in connection with its execution and delivery of this Agreement and in completing the transactions contemplated by this Agreement:

     Section 4.1 Organization. The Company is a company duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, and is duly qualified or registered and in good standing as a foreign corporation to transact business under the laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except for such jurisdictions where the failure to be so qualified as a foreign corporation would not be reasonably expected to have a Material Adverse Effect. The Company has heretofore Made Available to Parent true, correct and complete copies of the certificate of incorporation, bylaws and other organizational documents of the Company and each of its Subsidiaries as currently in effect, and Made Available the corporate record books of the Company and each of its Subsidiaries with respect to actions taken by its respective stockholders and directors. Schedule 4.1 contains a true and correct list of the jurisdictions in which the Company is qualified or registered to do business as a foreign corporation. “Material Adverse Effect” means any occurrence, condition, change, event or effect that is materially adverse to the financial condition, business, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following constitute a Material Adverse Effect: (A) any occurrence, condition, change, event or effect directly resulting from changes in general economic or financial market conditions, except in the event, and only to the extent, that such occurrence, condition, change, event or effect has had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons primarily engaged in the pipeline construction industry; (B) any occurrence, condition, change, event or effect that affects the pipeline construction industry generally (including changes in commodity prices, general market prices and regulatory changes affecting the pipeline construction industry generally) except in the event, and only to the extent, that such occurrence, condition, change, event or effect has had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons primarily engaged in the pipeline construction industry; (C) any occurrence, condition, change, event or effect to the extent that it is the direct result of the announcement of the transactions contemplated hereby (other than any announcement by the Company or any Principal Stockholder in violation of this Agreement); (D) any change in GAAP, or in the interpretation thereof, as imposed upon the Company, its Subsidiaries or their respective businesses or any change in Applicable Laws, or in the interpretation thereof; or (E) any occurrence, condition, change, event or effect resulting from compliance by the Company and its Subsidiaries with the terms of this Agreement.
     Section 4.2 Authorization. The Company has full power, capacity and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by the Company in connection with the transactions contemplated by this Agreement (collectively, the “Company Ancillary Documents”) and to perform the Company’s obligations under this Agreement and the Company Ancillary Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement has been approved by the board of directors of the Company. Other than the Company Stockholder Approval, no additional corporate proceedings or approvals on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby. The Board of Directors of the Company has by unanimous vote (a) determined that this Agreement, the Company Ancillary Documents, the Merger and the

other transactions contemplated hereby and thereby, taken together, are fair to and in the best interests of the stockholders of the Company and has approved the same, and (b) resolved to recommend that the holders of the shares of Company Common Stock and Company Preferred Stock adopt this Agreement. This Agreement has been, and the Company Ancillary Documents will be as of the Closing Date, duly executed and delivered by the Company and does or will, as the case may be, constitute valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
     Section 4.3 Subsidiaries, Joint Ventures, and Investments.
          (a) Schedule 4.3 sets forth the name of each Subsidiary of the Company, and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, the number of shares of its authorized capital stock, the number and class of shares thereof duly issued and outstanding, which represent all of the equity interests in such Subsidiary, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity owner. Each Subsidiary is a duly organized and validly existing corporation or other entity in good standing (or the equivalent concept to the extent it exists) under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing (or the equivalent concept to the extent it exists) under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. Each Subsidiary has all requisite corporate or entity power and authority to own its properties and carry on its business as presently conducted. The outstanding shares of capital stock or equity interests of each Subsidiary are validly issued, fully paid and non-assessable, and all such shares or other equity interests represented as being owned by the Company or another Subsidiary are owned by it free and clear of any and all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations and other encumbrances (collectively, “Liens”), except for restrictions on transfer that may be imposed by state or federal securities laws and as set forth in Schedule 4.3.
          (b) All of the issued and outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries (i) are duly authorized, validly issued, fully paid and non-assessable, and (ii) were not issued in violation of the preemptive rights, rights of first refusal or other similar rights of any Person.
          (c) Except as disclosed on Schedule 4.3, (i) no shares of capital stock or other equity interests of each of the Company’s Subsidiaries are reserved for issuance or are held as treasury shares; (ii) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock or other equity interests of any of the Company’s Subsidiaries; (iii) there are no outstanding rights, preferences, privileges or other contracts or agreements of the Company, the Principal Stockholders or any other Person to purchase, redeem or otherwise acquire any outstanding shares of the capital stock or other equity interests of any of the Company’s Subsidiaries, or securities or obligations of any kind convertible into any shares of the capital stock or other equity interests of any of the Company’s Subsidiaries; (iv) there are no dividends which have accrued or been declared but are unpaid on the capital stock or other equity interests of any of the Company’s Subsidiaries; (v) there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights affecting any of the Company’s Subsidiaries; and (vi) there are no documents or agreements that grant or impose on the capital stock or other equity interests of any of the Company’s Subsidiaries any right, preference, privilege or restriction with respect to the transactions contemplated hereby (including any right of first refusal). There are no voting trusts, proxies, or other shareholder or similar agreements or understandings with respect to the voting of the equity interests of any of the Company’s Subsidiaries except as set forth on Schedule 4.3.
     Section 4.4 Capitalization.
          (a) Schedule 4.4 attached hereto accurately and completely sets forth the capital structure of the Company as of the date hereof (and updated by the Company as of the Closing Date) by listing thereon the total number of shares of capital stock of the Company that are authorized and that are issued and outstanding, which represent all of the equity interests in the Company, and the full name of each record and beneficial owner of such shares, including the amount held and the percentage owned by each such owner.
          (b) All of the issued and outstanding shares of capital stock of the Company (i) are duly authorized, validly issued, fully paid and non-assessable, and (ii) were not issued in violation of the preemptive rights, rights of first refusal or other similar rights of any Person.
          (c) Except as disclosed on Schedule 4.4, (i) no shares of capital stock of the Company are reserved for issuance or are held as treasury shares; (ii) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock of the Company, other than the sale of the capital stock by the Principal Stockholders to Parent as contemplated by this Agreement; (iii) there are no outstanding rights, preferences, privileges or other contracts or agreements of the Company, the Principal Stockholders or any other Person to purchase, redeem or otherwise acquire any outstanding shares of the capital stock of the Company, or securities or obligations of any kind convertible into any shares of the capital stock of the Company; (iv) there are no dividends which have accrued or been declared but are unpaid on the capital stock of the Company; (v) there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights affecting the Company; and (vi) there are no documents or agreements that grant or impose on the capital stock of the Company any right, preference, privilege or restriction with respect to the transactions contemplated hereby (including any right of first refusal). There are no voting trusts, proxies, or other stockholder or similar agreements or understandings with respect to the voting of the equity interests of the Company except as set forth on Schedule 4.4.
     Section 4.5 Absence of Restrictions and Conflicts; Consents.

          (a) Except as set forth on Schedule 4.5(a) and assuming the consents and filings referenced in Section 4.5(b) are obtained prior to the Closing, the execution, delivery and performance of this Agreement and the Company Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Company Ancillary Documents and the fulfillment of and compliance with the terms and conditions of this Agreement and the Company Ancillary Documents by the Company do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (i) any term or provision of the constituent or charter documents of the Company or any of its Subsidiaries, (ii) the Company Contracts or any other contract, agreement, permit, franchise or license applicable to the Company or any of its Subsidiaries, (iii) any judgment, decree, order, injunction, award or ruling of any Governmental Entity or arbitration panel to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties are bound or (iv) any Applicable Laws applicable to the Company or any of its Subsidiaries.
          (b) Except (i) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) for filings and any approval required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), and (iii) as set forth in Schedule 4.5(b), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or public or regulatory unit, agency or authority is required with respect to the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or thereby.
          (c) Except for the Company Stockholder Approval and as set forth in Schedule 4.5(c), no consent, approval, order or authorization of, or registration, declaration or filing with, any Person (other than a Governmental Entity) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the Company Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.
     Section 4.6 Real Property.
          (a) The Company and its Subsidiaries have good and indefeasible fee title to all real property and interests in real property owned in fee by each of the Company and its Subsidiaries (individually, an “Owned Property” and collectively, the “Owned Properties”), free and clear of all Liens of any nature whatsoever except (A) Liens set forth on Schedule 4.6(a) and (B) Permitted Exceptions. The Company and its Subsidiaries have a valid and binding leasehold interest to all real property leased by each of the Company and its Subsidiaries as lessee or lessor (individually, a “Leased Property” and collectively, the “Leased Properties” and together with the Owned Properties, being referred to herein individually as a “Company Real Property” and collectively as the “Company Real Properties”), and the agreements, instruments, and documents related to the leasing of the Leased Property (individually, a “Real Property Lease” and collectively, the “Real Property Leases”), free and clear of all Liens of any nature whatsoever except (A) Liens set forth on Schedule 4.6(a) and (B) Permitted Exceptions. Schedule 4.6(a) sets forth a complete list of the Company Real Properties, other than pad sites or staging areas or project-specific yards leased by the Company or any of its Subsidiaries in the ordinary course of business with a lease term not exceeding twelve (12) months (a “Yard Lease”); provided that the Company shall provide Parent a list of any and all Yard Leases as promptly as practicable after the date hereof, but ,in any event, prior to the Closing Date. The Company Real Properties constitute all of the interests in real property currently used or currently held for use in connection with the businesses of the Company and its Subsidiaries and which are necessary for the continued operation of the businesses of the Company and its Subsidiaries as the businesses are currently conducted. The Company has delivered or otherwise Made Available to Parent true, correct and complete copies of (i) all deeds, title reports and surveys for the Owned Properties listed on Schedule 4.6(a) and (ii) the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto. The Company shall deliver to Parent true, correct and complete copies of any and all deeds, title reports and surveys for the Owned Properties not listed on Schedule 4.6(a) as promptly as practicable after the date hereof but, in any event, prior to the Closing Date. As used herein, “Permitted Exceptions” means (i) statutory liens for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings provided any reserve required by GAAP has been established therefor; (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the assets so encumbered and that are not resulting from a breach, default or violation by the Company or any of its Subsidiaries of any Company Contract or Applicable Laws; (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Entity, provided that such regulations have not been violated; and (iv) with respect to Company Real Property and Company Personal Property, minor defects, irregularities in title, easements, rights of way, servitudes, and similar rights (whether affecting fee interests, a landlord’s interest in leased properties or a tenant’s interest in leased properties) that individually or in the aggregate (1) have not had, and are not reasonably likely to have a material adverse effect on the ability of the Company and its Subsidiaries to use such property in the manner previously owned or used by the Company and its Subsidiaries or (2) materially impair the value of such property.
          (b) Schedule 4.6(b) sets forth a true and complete list of all real property that has been sold or otherwise transferred by the Company or any of its Subsidiaries during the three (3) years prior to the date of this Agreement.
          (c) The Real Property Leases are in full force and effect and are a binding and enforceable obligation of the Company or any of its Subsidiaries, as applicable, and to the Knowledge of the Company or any of its Subsidiaries, are a binding and enforceable obligation of each of the other parties thereto. None of the Company or its Subsidiaries has sent or received written notice of any default under the Real Property Leases. None of the Company or its Subsidiaries has breached any material covenant, agreement or condition contained in any of the Real Property Leases, and there has not occurred any event which with the passage of time or the giving of notice or both that would reasonably be expected to constitute such breach by the Company or any of its Subsidiaries. To the Knowledge of the Company or any of its Subsidiaries, (i) no other party to any Real Property Lease has breached any material covenant, agreement or condition contained in any of the Real Property Leases, and (ii) there has not occurred any event which with the passage of time or the giving of notice or both that would constitute such a breach. To the Knowledge of the Company or any of its Subsidiaries, there are no defenses, offsets, claims or counterclaims by or in favor of any party to any Real Property Lease against the other party thereto or against the obligations of such other party thereto. To the Knowledge of the Company or any of its Subsidiaries, there are no Actions, voluntary or otherwise, pending or threatened against any party to the Real Property Leases under bankruptcy, reorganization, moratorium or similar losses of the United States, any state thereof or any other jurisdiction.
          (d) Except as set forth on Schedule 4.6(d), no portion of the Company Real Properties, or any of the buildings and improvements located thereon, violates any Applicable Laws in any material respects, including those relating to zoning, building, land use, environmental, health and safety, fire, air, sanitation and noise control. No Company Real Property is subject to (i) any judgment, decree, order, injunction, award or ruling or, to the Knowledge of the Company or any of its Subsidiaries, threatened or proposed judgment, decree, order, injunction, award or ruling) of a Governmental Entity to be sold or taken by public authority or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever that adversely affect the Company or any of its Subsidiaries’ ability to use such Company Real Property for its intended purpose.
          (e) The buildings, improvements and fixtures on the Company Real Properties are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used. None of the buildings and improvements on the Owned Properties are constructed of, or contain as a component part thereof, any material which, either in its present form or as such material could reasonably be expected to change through aging and normal use and service, releases any substance, whether gaseous, liquid or solid, which is or may be, either in a single dose or through repeated and prolonged exposure, injurious or hazardous to the health of any individual who may from time to time be in or about such buildings and improvements. Except as set forth on Schedule 4.6(e), (i) there does not exist any actual or, to the Knowledge of the Company or any of its Subsidiaries, threatened or contemplated condemnation, expropriation or eminent domain proceedings that affect any Owned Property or any part thereof, (ii) to the Knowledge of the Company or any of its Subsidiaries, there does not exist any actual, threatened or contemplated condemnation, expropriation or eminent domain proceedings that affect any Leased Property or any part thereof, and (iii) none of the Company or any of its Subsidiaries has received any notice, oral or written, of the intention of any Governmental Body or other Person to take or use all or any part of any Company Real Property.
     Section 4.7 Title to Personal Property; Related Matters. The Company and each of its Subsidiaries has good and marketable title to, or a valid and binding leasehold or license interest in all fixed assets (including all equipment and other items of tangible personal property) of the Company and each of its Subsidiaries, other than assets the original cost of which was less than $5,000 for such individual asset (the “Company Personal Property”). Schedule 4.7 sets forth a true, correct and complete list and general description of the Company Personal Property, which Schedule 4.7 attached hereto as of the date of this Agreement speaks as of July 31, 2009 and which Schedule 4.7 shall be updated as of the Closing Date to speak as of August 31, 2009. Except as set forth in Schedule 4.7, all of the Company Personal Property is free and clear of all Liens except Permitted Exceptions. All Company Personal Property and assets of the Company and each of its Subsidiaries are in good operating condition in all material respects and in a state of good maintenance and repair in all material respects, ordinary wear and tear excepted, are usable in the regular and ordinary course of business and conform in all material respects to all Applicable Laws, and neither the Company nor any of its Subsidiaries has any Knowledge of any material defects or problems with respect to any individual item of equipment, tangible property or assets. Except as set forth on Schedule 4.7, no Person other than the Company and its Subsidiaries owns any equipment or other tangible personal property or assets situated on the premises of the Company Real Properties or used in the Company’s or any of its Subsidiaries’ businesses, except for the leased items that are subject to the personal property leases listed on Schedule 4.13, except Permitted Exceptions. The Company and each of its Subsidiaries has all assets, properties, or contracts or rights necessary to conduct its business as presently conducted in all material respects. Since December 31, 2008, none of the Company or any of its Subsidiaries has sold, transferred or disposed of any tangible personal property or assets with a fair market value in excess of $3,000,000 in the aggregate, except inventory and mats included in deferred construction costs in the ordinary course of business.
     Section 4.8 Financial Statements. Attached hereto as Schedule 4.8 are copies of (i) the consolidated audited balance sheets and statements of income, stockholders’ equity and cash flows of Price Gregory Construction, Inc., a Delaware corporation (formerly known as Gregory & Cook Construction, Inc.) (“Price Gregory Construction”), and each of its consolidated Subsidiaries as of and for the years ended December 31, 2007 and 2006, (ii) the consolidated audited balance sheets and statements of income, stockholders’ equity and cash flows of Price Gregory International, Inc., a Delaware corporation (formerly known as H.C. Price Co.) (“Price Gregory International”), and each of its consolidated Subsidiaries as of and for the years ended December 31, 2007 and 2006, (iii) the consolidated audited balance sheets and statements of income, stockholders’ equity and cash flows of Price Gregory Construction and each of its consolidated Subsidiaries as of and for the one month ended January 31, 2008, (iv) the consolidated audited balance sheets and statements of income, stockholders’ equity and cash flows of Price Gregory International and each of its consolidated Subsidiaries as of and for the one month ended January 31, 2008, (v) the consolidated audited balance sheets and statements of income, stockholders’ equity and cash flows of the Company and each of its consolidated Subsidiaries as of and for the eleven months ended December 31, 2008, and (vi) the consolidated unaudited balance sheets and statements of income and cash flows of the Company and each of its consolidated Subsidiaries as of and for the six months ended June 30, 2009 (collectively, the “Financial Statements”). The consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2009 is referred to herein as the “Most Recent Balance Sheet.” The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, which books and records are maintained in accordance with GAAP consistently applied throughout the periods indicated, and such books and records have been maintained on a basis consistent with the past practice of the Company and its Subsidiaries. Each of the balance sheets included in such Financial Statements (including the related notes and schedules) fairly presents the consolidated financial position of the applicable Persons stated therein as of the date of such balance sheet, and each of the statements of income and cash flows included in such Financial Statements (including any related notes and schedules) fairly presents the consolidated results of operations and changes in cash flows, as the case may be, of the applicable Persons stated therein for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved subject, in the case of the Most Recent

Balance Sheet, to normal year-end adjustments and accruals and the absence of notes and other textual disclosures required by GAAP. Except as set forth on Schedule 4.8, since December 31, 2008, there has been no change in any of the accounting (or tax accounting) policies, practices or procedures of the Company or its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Company Subsidiary’s accounting policies and practices to those of Company.
     Section 4.9 No Undisclosed Liabilities. Except as set forth on Schedule 4.9, there is no material liability, contingent or otherwise, of the Company or any of its consolidated Subsidiaries that is not reflected or reserved against in the Most Recent Balance Sheet, other than liabilities that are (i) liabilities incurred in the ordinary course of business and consistent with past practices of the Company since June 30, 2009 (the “Balance Sheet Date”); (ii) liabilities that would not be required to be presented in unaudited interim financial statements prepared in conformity with GAAP; or (iii) liabilities arising under this Agreement.
     Section 4.10 Absence of Certain Changes. Except as set forth in Schedule 4.10, since December 31, 2008:
          (a) and through the date of this Agreement, there has not occurred any material adverse change, or any development likely to result in a material adverse change, in or affecting the Company and its Subsidiaries, taken as a whole, or the results of operations, cash flows, businesses, assets, financial condition or prospects of the Company and its Subsidiaries, taken as a whole;
          (b) the Company and its Subsidiaries have conducted their businesses and operated their properties in the ordinary course of business consistent with past practice;
          (c) there has not occurred any damage, destruction, loss or casualty to the property or assets (in each case, whether leased or owned) of the Company or any of its Subsidiaries, whether or not covered by insurance, of more than $100,000 for any single loss or $300,000 for all such losses, that have not been repaired or are not in the process of being repaired;
          (d) the Company and its Subsidiaries have not acquired assets of any other Person or entered a new line of business or commenced business operations in any country in which the Company and its Subsidiaries were not operating as of December 31, 2008, or made any offer to do any of the foregoing;
          (e) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;
          (f) there has not been any amendment of (i) the terms of any outstanding security of the Company or any of its Subsidiaries or (ii) any Company Other Plan or Existing Employment Agreement of the Company or any of its Subsidiaries;

          (g) the Company has not incurred any indebtedness for borrowed money, except indebtedness incurred, and letters of credit issued under, the Credit Agreement, dated January 31, 2008, among the Company, each of the financial institutions party thereto, Amegy Bank National Association as administrative agent and arranger and Bank of Montreal as arranger, as amended (the “Credit Agreement”);
          (h) and through the date of this Agreement, the Company and its Subsidiaries have not made or committed to make aggregate capital expenditures in excess of $1,000,000; and
          (i) the Company and its Subsidiaries have not received notice of any warranty claim, whether in contract or tort, for defective or allegedly defective products or workmanship (except to the extent of ongoing installation and repair work for open and active contracts included within the percentage of completion schedule of the Company and its Subsidiaries as of June 30, 2009) related to any pipelines that have been constructed, installed or maintained by or on behalf of the Company or any of its Subsidiaries, as to which any of them has incurred, or would reasonably be expected to incur, costs in excess of $100,000.
     Section 4.11 Legal Proceedings.
          (a) Except as set forth in Schedule 4.11(a), there are no actions, complaints, suits, arbitrations, mediations, claims, proceedings or, to the Knowledge of the Company or any of its Subsidiaries, investigations (collectively, “Actions”) pending or, to the Knowledge of the Company or any of its Subsidiaries threatened at law or in equity, or before any Governmental Entity or before any arbitrator of any kind, as to which the Company or any of it Subsidiaries is a party and (b) none of the Company or any of its Subsidiaries is subject to any settlement, consent decree, judgment, injunction, ruling, order or finding of any Governmental Entity or arbitrator. To the Knowledge of the Company or any of its Subsidiaries, there are no facts, events, circumstances or conditions which would reasonably be expected to result in any Action before any Governmental Entity or arbitrator against the Company or any of its Subsidiaries.
          (b) Schedule 4.11(b) sets forth a complete and accurate list of all litigation matters, arbitrations and criminal proceedings or investigations to which the Company or its Subsidiaries or their respective assets or operations have been a party or subject to during the three years prior to the date of this Agreement, and which are not otherwise identified on Schedule 4.11(a), other than litigation matters or arbitrations that have been fully resolved and as to which neither the Company nor any of its Subsidiaries has any continuing obligations.
     Section 4.12 Compliance with Law. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable federal, state, provincial, municipal, local and foreign laws, bylaws, statutes, rules, regulations, ordinances, codes, Canadian proclamations, orders, decrees, injunctions, judgments and other legislative, administrative or judicial promulgations, including those relating to zoning, Taxes, immigration, environmental matters and the safety and health of employees, of all Governmental Entities or arbitration panels, in each case as amended and in effect from time to time (collectively, the “Applicable Laws”). Except as set forth on Schedule 4.12, since January 1, 2006 (i) none of the Company or its Subsidiaries has been charged with nor (ii) to the Knowledge of the Company or its Subsidiaries, investigated, with respect to, a violation of any Applicable Laws. Since January 1, 2006, none of the Company or any of its Subsidiaries has been cited, fined, served with a Notice of Intent to Fine or with a Cease and Desist Order, nor, to the Knowledge of the Company or any of its Subsidiaries, has any action, proceeding, investigation or order been initiated or threatened against the Company or any of its Subsidiaries by reason of any actual or alleged failure to comply with any Applicable Laws relating to immigration matters. Except as set forth on Schedule 4.12, within all periods of applicable statute of limitations, none of the Company or any of its Subsidiaries, or their employees, contractors or other representatives while acting on behalf of the Company or any of its Subsidiaries, has offered or given, and neither the Company nor any of its Subsidiaries has Knowledge of any Person that has, within all periods of applicable statute of limitations, offered or given on behalf of the Company or any of its Subsidiaries, anything of value in violation of Applicable Laws, including the Foreign Corrupt Practices Act of 1977, as amended.
     Section 4.13 Company Contracts. With the exception of any Real Property Lease, Existing Employment Agreement and Company Benefit Plan, Schedule 4.13 sets forth a true, correct and complete list of each of the following contracts to which the Company or any of its Subsidiaries is a party or by which it or any of its assets or properties is bound (the “Company Contracts”):
          (a) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money;
          (b) all leases or licenses of personal or mixed, tangible or intangible equipment and other assets of the Company or any of its Subsidiaries which individually require the Company or any of its Subsidiaries to make payments of more than $200,000 in the aggregate during any twelve-month period.
          (c) any contract or agreement between the Company and any of its Stockholders;
          (d) any contracts or agreements providing for the Company or any of its Subsidiaries to grant, issue, or vest stock, restricted stock, options, or similar rights to any Person;
          (e) all contracts or agreements which limit or restrict the Company or any of its Subsidiaries or any officers or superintendents of the Company or any of its Subsidiaries from engaging in any business in any jurisdiction or geographic location;
          (f) any individual contract or agreement for capital expenditures or the acquisition or construction of fixed assets in excess of $50,000;
          (g) any contract or agreement granting any Person a Lien (other than Permitted Exceptions) on all or any part of any assets or properties of the Company or any of its Subsidiaries;

          (h) any contract or agreement granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets of the Company or any of its Subsidiaries;
          (i) any contract or agreement with any Governmental Entity;
          (j) any contract or agreement involving interest rate swaps, cap or collar agreements, commodity or financial future or option contracts or similar derivative or hedging contracts;
          (k) any contract or agreement for the purchase of another business, whether structured as a merger, purchase of equity or purchase of assets (and whether consummated or pending);
          (l) any contract or agreement for the sale of any assets of the Company or any of its Subsidiaries other than sales of obsolete equipment;
          (m) any contract or agreement for the deferred payment of any purchase price, including any “earn out” or similar arrangement;
          (n) any contract or agreement with any agent, distributor or representative which is not terminable by the Company or any of its Subsidiaries without penalty on thirty (30) calendar days’ or less notice;
          (o) any contract or agreement for the granting or receiving of a license or sublicense or under which any Person is obligated to pay or has the right to receive a royalty, license fee or similar payment;
          (p) any contract providing for the indemnification or holding harmless of any officer, director, employee, independent contractor or consultant, in each case who are natural persons;
          (q) any joint venture or partnership contract;
          (r) any existing customer contract for the provision of goods or services by the Company or any of its Subsidiaries pursuant to which the Company or its Subsidiaries has or expects to recognize revenue in excess of $1,000,000 in any consecutive twelve-month period; provided, however, that only Company Contracts for the provision of goods or services by the Company or any of its Subsidiaries pursuant to which the Company or its Subsidiaries has or expects to recognize revenue in excess of $25,000,000 in any consecutive twelve-month period shall be listed on Schedule 4.13 and Made Available to Parent;
          (s) any contract with any vendor, subcontractor or independent contractor for the provision of goods or services and for which the Company or any of its Subsidiaries has any current or ongoing commitments or obligations and which could obligate the Company or any of its Subsidiaries to make payments in excess of $500,000 in any consecutive twelve-month period; provided, however, that only Company Contracts with any vendor, subcontractor or independent contractor for the provision of goods or services and for which the Company or any of its Subsidiaries has any current or ongoing commitments or obligations and which could obligate the Company or any of its Subsidiaries to make payments in excess of $1,000,000 in any consecutive twelve-month period are required to be listed on Schedule 4.13;
          (t) any surety, underwriting, or indemnity agreements and any surety bonds, including performance bonds and bid bonds in an amount in excess of $1,000,000;
          (u) any contract, agreement or commitment requiring the Company or any of its Subsidiaries to make a payment as a result of the consummation of the transactions contemplated by this Agreement; and
          (v) all other contracts, agreements and commitments to which the Company or any of its Subsidiaries is a party or by which its properties or assets are bound that require the Company or any of its Subsidiaries to pay more than $5,000,000 in any consecutive 12-month period or more than $10,000,000 in the aggregate and which are not otherwise described in subparagraphs (a) through (u) above.
     Schedule 4.13 also identifies with an asterisk the Company Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby. The Company has Made Available to Parent true, correct and complete copies of all Company Contracts on Schedule 4.13. The Company Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Company or its Subsidiaries and, to the Knowledge of the Company or any of its Subsidiaries, each other party to the Company Contracts, and will continue to be valid, binding and enforceable on identical terms immediately following the Effective Time (except that to the extent the party thereto is the Company, as the Company shall become the Surviving Company). There are no material existing defaults or breaches by the Company or any of its Subsidiaries under any Company Contract (or events or conditions which, with notice or lapse of time or both, would constitute a material default or breach). To the Knowledge of the Company or any of its Subsidiaries, there are no material existing defaults (or events or conditions which, with notice or lapse of time or both, would constitute a material default or breach by the Company or any of its Subsidiaries) with respect to any third party to any Company Contract. Neither the Company nor any of its Subsidiaries have received written notice of a party’s intent to repudiate any provision of any Company Contract, and no party thereto has any right to offset, discount or otherwise abate any amount owing thereunder.
     Section 4.14 Tax Returns; Taxes.
          (a) Except as disclosed on Schedule 4.14(a),
               (i) all Tax Returns required to be filed by or with respect to any of the Company or its Subsidiaries have been duly and timely filed with the appropriate Governmental Entity;
               (ii) all items of income, gain, loss, deduction and credit (collectively, “Tax Items”) required to be included in each such Tax Return have been so included and all such

Tax Items provided in each such Tax Return are true, correct and complete in all material respects;
               (iii) all Taxes owed by or with respect to any of the Company or its Subsidiaries that are or have become due have been timely paid in full;
               (iv) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax;
               (v) all Tax withholding and deposit requirements imposed on or with respect to any of the Company or its Subsidiaries, including unemployment compensation and workers’ compensation taxes, have been satisfied in full in all respects;
               (vi) there are no Liens (other than Permitted Exceptions) on any of the assets or properties of the Company or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;
               (vii) there is no claim pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened by any Governmental Entity in connection with any Tax owed by or with respect to the Company or its Subsidiaries;
               (viii) none of the Tax Returns required to be filed by or with respect to any of the Company or its Subsidiaries is now under audit or examination by any Governmental Entity and none of the Company, its Subsidiaries or the Principal Stockholders has received a notice of an intent to open an audit of the Tax obligations of any of the Company or its Subsidiaries by any Governmental Entity;
               (ix) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return, or the assessment or collection of any Tax, due from or with respect to any of the Company or its Subsidiaries;
               (x) none of the Company or its Subsidiaries is or has ever been a member of any consolidated, combined or unitary group of companies obligated to file or pay Taxes on a consolidated, combined or unitary basis (other than such a group that includes solely the Company and/or any of its Subsidiaries) or is a party to any Tax indemnity agreement or arrangement or has an obligation to indemnify or make a payment to any person in respect of any Tax for any past, current or future period;
               (xi) with respect to each of the Company and its Subsidiaries, no claim has ever been made by a Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that such member is or may be required to file a Tax Return in that jurisdiction;
               (xii) other than by virtue of their ownership by any of the Company or its Subsidiaries, none of the assets or properties of the Company or its Subsidiaries are held in an arrangement that is properly classified as a partnership for Tax purposes;

               (xiii) no item of income or gain reported for financial accounting purposes in any period (or portion thereof) ending on or before the Closing Date will be included in taxable income for any period (or portion thereof) beginning after the Closing Date;
               (xiv) none of the Company or its Subsidiaries will be required to include any amount in income as a result of having been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for nonrecognition of gain or loss under Section 355 of the Code;
               (xv) none of the assets or properties of the Company or its Subsidiaries is “tax-exempt use property” (within the meaning of Section 168(h) of the Code) or “tax-exempt bond-financed property” (within the meaning of Section 168(g)(5) of the Code);
               (xvi) all of the assets and properties of the Company or its Subsidiaries have been properly listed and described on the property tax rolls for the taxing units in which the assets or properties of the Company or its Subsidiaries are located and no portion of the assets or properties of the Company or its Subsidiaries constitutes omitted property for property tax purposes;
               (xvii) none of the Company or its Subsidiaries has consummated, participated in, or is currently participating in any transaction that was or is a “listed transaction” or “reportable transaction” as defined in sections 6662A, 6011, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder, including transactions identified by the Internal Revenue Service by notice, regulation or other form of published guidance as set forth in Treasury Regulation section 1.6011-4(b)(2);
               (xviii) the Company and each of its Subsidiaries currently utilizes the accrual method, as well as the percentage of completion method (for certain contracts), of accounting for U.S. federal income tax purposes and has not changed that method in the past five years;
               (xix) all prices in intercompany transactions involving the transfer of goods, services, or intangibles, yield results that are consistent with the results that would have been realized if uncontrolled taxpayers had engaged in the same transaction under the same circumstances;
               (xx) Price Gregory International Inc. (“PGI”) made a Subchapter S election effective on January 1, 1993, and through January 30, 2008 was properly classified as an S Corporation under Section 1361(a)(1) of the Code;
               (xxi) Conam Construction Co. (“Conam”) made a Subchapter S election effective on January 1, 1993, and through January 30, 2008 was properly classified as an S Corporation under Section 1361(a)(1) of the Code;
               (xxii) Price Gregory Construction, Inc. (“PGC”) made a Subchapter S election effective on January 1, 1998, and through January 30, 2008 was properly classified as an S Corporation under Section 1361(a)(1) of the Code;

               (xxiii) each of the Subsidiaries of PGI, Conam and PGC were classified for U.S. federal tax purposes as a partnership or as disregarded as an entity separate from its owner since the date of its organization through January 30, 2008;
               (xxiv) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;
               (xxv) each of the Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code; and
               (xxvi) the unpaid Taxes of the Company and its Subsidiaries did not, as of June 30, 2009, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet attached hereto as Schedule 4.14(b) (rather than in any notes thereto) (the “June 30 Balance Sheet”).
          (b) The June 30 Balance Sheet is attached hereto as Schedule 4.14(b). Since the date of June 30 Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.
          (c) Schedule 4.14(c) lists all federal, state, local, and non-U.S. income Tax Returns filed with respect to any of the Company or its Subsidiaries for taxable periods ended on or after December 31, 2008, indicates those of such Tax Returns that have been audited, and indicates those of such Tax Returns that currently are the subject of audit.
          (d) The Company has delivered to Parent correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received on or after September 15, 2007.
          (e) “Tax” or “Taxes” means any taxes, assessments, fees, levies, duties, unclaimed property and escheat obligations, and other governmental charges imposed by any Governmental Entity (including interest, penalties, or additions associated therewith), including income, profits, gross receipts, margin, net proceeds, alternative or add-on minimum, ad valorem, real property (including assessments, fees or other charges imposed by any Governmental Entity that are based on the use or ownership of real property), value added (ad valorem), turnover, goods and services, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security, social contribution, unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, and all other taxes of any kind for which a Person may have any liability imposed by any Governmental Entity, whether disputed or not, including any item for which liability arises by contract or as a transferee or successor. “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     Section 4.15 Directors, Officers and Employees. Schedule 4.15 contains a true and complete list as of the date of the Agreement of all of the directors, officers, managers and members of any applicable governing body of the Company and each of its Subsidiaries, specifying their position, annualized base salary and any other incentive compensation. The Company has Made Available to Parent (a) a payroll report as of a regular payroll date as close as practicable preceding the date of this Agreement for the Company and each of its Subsidiaries, reflecting payroll payments made to each employee of the Company or its Subsidiary as of such date; (b) a list of all employees of the Company and each of its Subsidiaries who are not reflected on the payroll report(s) referenced above but are employed by the Company or its Subsidiaries, which list shall include the employees’ names, employing entities, annualized salary or hourly wage and leave of absence status, including length of any ongoing leave, if applicable; and (c) a list of all independent contractors or consultants (in each case who is a natural person not providing services through a staffing agency or as an employee of another contractor), specifying their position and material terms of the relationship with the Company or its Subsidiaries. Except as set forth on Schedule 4.15, none of the Company or its Subsidiaries is a party to or bound by any employment contracts, consulting agreements, individual deferred compensation agreements or supplemental retirement agreements, termination or severance agreements, change of control agreements or any other agreements in respect to any officer, director, employee or former employee, consultant or independent contractor, in each case who is a natural person (collectively, the “Existing Employment Agreements”). The Company has Made Available to Parent true, correct and complete copies of each Existing Employment Agreement. Except as set forth on Schedule 4.15, none of the Company or its Subsidiaries are obligated pursuant to any verbal or written commitments to any officer, director, employee or independent contractor or consultant to increase their total compensation (including, but not limited to base salary, bonus opportunities, incentive compensation or profit-sharing) or potential severance prior to the Closing Date or as a result of the transactions contemplated by this Agreement. None of the Company or any of its Subsidiaries has improperly classified as an independent contractor any person who has provided services to or on behalf of the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received a claim or has Knowledge of any potential claim from any Governmental Entity or any such classified person to such effect.
     Section 4.16 Company Benefit Plans.
          (a) The term “Company Benefit Plan” means each Employee Benefit Plan (as defined below) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or ERISA Affiliates, or with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any direct or indirect obligation to make contributions or with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has or could incur any liability. Schedule 4.16 identifies each Company Benefit Plan. Each Company Benefit Plan identified on Schedule 4.16 that is a multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is referred to herein as a “Company Multiemployer Plan,” each Company Benefit Plan identified on Schedule 4.16 that is required to be contributed to pursuant to a collective bargaining agreement in respect of employees reporting to work in Canada or any other contract with any labor union or representative of employees in respect of employees reporting to work in Canada is referred to herein as a “Company Union Plan,” and each other Company Benefit Plan identified on Schedule 4.16 is referred to herein as a “Company Other Plan.” The term “Employee Benefit Plan” means each (i) “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (ii) plan that would be an employee benefit plan described in clause (i) of this sentence if it was subject to ERISA, such as foreign plans and plans for directors, (iii) equity bonus, equity ownership, equity option, restricted equity, equity purchase, equity appreciation rights, phantom equity, or other equity-based compensation plan or arrangement, (iv) bonus plan or arrangement, incentive award plan or arrangement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, personnel policy, vacation or paid time off policy, severance pay plan, policy or agreement, consulting agreement, or employment agreement, and (v) other employee benefit plan, agreement, arrangement, program, practice or understanding providing for employee benefits or for the remuneration, direct or indirect, of employees, former employees, directors, officers, consultants, independent contractors, contingent workers or leased employees or the dependents of any of them (whether written or oral). The term “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA, without regard to whether or not each such entity, trade or business is subject to the Code or ERISA.
          (b) True, correct and complete copies of each of the Company Other Plans, and related trusts, if applicable, including all amendments thereto, have been delivered or Made Available to Parent. There has also been delivered or Made Available to Parent, with respect to each Company Other Plan and to the extent applicable: (i) the three most recent annual or other reports filed with each Governmental Entity with respect to each such plan, including all applicable schedules and audited financial statements attached thereto, (ii) each insurance contract and other funding agreement, and all amendments thereto, (iii) the most recent summary plan description and any summaries of material modifications thereto, as well as the most recent notices to participants and beneficiaries required by Applicable Laws; (iv) the most recent audited financial statements or accounts and actuarial report or valuation required to be prepared under Applicable Laws; (v) the most recent determination letter or opinion letter issued by the Internal Revenue Service; and (vi) all other contracts that are material to the Company Other Plan.
          (c) Except for the Company Multiemployer Plans, neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to or has any obligation to contribute to, and no Company Benefit Plan is, a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Company Other Plan is funded through a trust that is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, and each Company Other Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance policy or contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code, or (ii) is unfunded. None of the Company, any of its Subsidiaries or ERISA Affiliates is a party to any split dollar life insurance policy or arrangement, and except as set forth on Schedule 4.16, no Company Other Plan providing vacation or paid time off provides for carryover of vacation or paid time off from one calendar year to the next.
          (d) The Company and its Subsidiaries and ERISA Affiliates have substantially performed in all material respects all obligations, whether arising by operation of any Applicable Laws or by contract, required to be performed by them in connection with the Company Benefit Plans, and there have been no defaults or violations by any other party to the Company Other Plans or, to the Knowledge of the Company, by any of its Subsidiaries or ERISA Affiliates, the Company Multiemployer Plans and the Company Union Plans. All contributions required to be made by the Company, any of its Subsidiaries and ERISA Affiliates to the Company Benefit Plans pursuant to their terms and provisions or pursuant to Applicable Laws have been made timely. None of the Company, any of its Subsidiaries or ERISA Affiliates has incurred, and no facts exist which reasonably would be expected to result in, any liability (direct or indirect by virtue of indemnification or otherwise) to the Company, its Subsidiaries or its ERISA Affiliates with respect to any Company Benefit Plan, including any liability, tax, penalty or fee under ERISA, the Code or any Applicable Laws (other than to pay premiums, contributions or benefits in the ordinary course);
          (e) The representations and warranties set forth in this Section 4.16(e) shall be to the Knowledge of the Company, any of its Subsidiaries or ERISA Affiliates to the extent such representations and warranties relate to Company Multiemployer Plans or Company Union Plans. Except as otherwise set forth on Schedule 4.16:
               (i) each Company Benefit Plan has been established, documented, administered and operated in compliance in all material respects with Applicable Laws and its governing documents, and all Company Other Plans that could be deemed “nonqualified deferred compensation” arrangements under Section 409A of the Code are in compliance in all material respects with such Section and the regulations and rulings thereunder, and no service provider is entitled to a tax gross-up or similar payment for any tax or interest that may be due under such Section, and each outstanding option or other equity based award granted by the Company, any of its Subsidiaries or ERISA Affiliates is either exempt from Section 409A of the Code or in compliance therewith;
               (ii) all reports and disclosures relating to the Company Benefit Plans required to be filed with or furnished to Governmental Entities, Company Benefit Plan participants or Company Benefit Plan beneficiaries have been filed or furnished in substantial compliance with Applicable Laws in a timely manner;
               (iii) each of the Company Benefit Plans intended to be qualified under Section 401(a) of the Code (A) satisfies in all material respects the requirements of such Section, (B) is maintained in all material respects pursuant to a prototype document approved by the Internal Revenue Service, or has received a favorable determination letter from the Internal Revenue Service regarding such qualified status, (C) has been timely amended in all material respects as required by Applicable Laws, and (D) has not been amended or operated in a way which would adversely affect such qualified status;

               (iv) each of the Company Other Plans that is intended to be a “registered pension plan” as defined in s. 248(1) of the Income Tax Act (Canada) (“ITA”), or a registered retirement savings plan as defined in S. 146(l) of the ITA (A) is and has been registered since its inception by or filed with the Canada Revenue Agency (“CRA”), in accordance with the ITA, and, if applicable, the pension regulator of the jurisdiction in which Applicable Laws requires registration under pension standards legislation, (B) in the case of a registered pension plan, does not and has not at any time contained a “defined benefit provision” as defined in the ITA or contain any assets attributable to any defined benefit provision, (C) has not had its registration revoked and there exist no circumstances which may result on a reasonably foreseeable basis in revocation of registration under the ITA or, if applicable, applicable pension standards legislation, (D) has had its provisions and any amendments thereto accepted for registration by the CRA and, if applicable, the applicable pension regulator (or an application for such approval or registration has been made), (E) has been timely amended in all material respects as required by Applicable Laws, including, but not limited to, the ITA and, if applicable, applicable pension standards legislation, (F) has been administered in all material respects in accordance with its terms and Applicable Laws including, but not limited to, the ITA and, if applicable, applicable pension standards legislation, and is in good standing thereunder, (G) has not been amended or operated in a way which would adversely affect its status as a registered pension plan or a registered retirement savings plan, and (H) in the case of a registered pension plan, no circumstances have occurred that would reasonably be expected to require a partial wind up or termination of such plan pursuant to the terms of applicable pension standards legislation;
               (v) there are no Actions pending (other than routine claims for benefits) or, to the Knowledge of the Company, any of its Subsidiaries or ERISA Affiliates, threatened against, or with respect to, any of the Company Benefit Plans or their assets;
               (vi) no Company Multiemployer Plan is “insolvent,” is in “reorganization,” is in “endangered status,” or is in “critical status” (within the meaning assigned to such terms under ERISA);
               (vii) as to any Company Other Plan intended to be qualified under Section 401(a) of the Code, there has been no termination or partial termination of the Plan within the meaning of Section 411(d)(3) of the Code;
               (viii) no act, omission or transaction has occurred which would result in imposition on the Company, any of its Subsidiaries or ERISA Affiliates of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or (C) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code;
               (ix) there is no matter pending (other than routine qualification determination filings) with respect to any of the Company Benefit Plans before any Governmental Entity;
               (x) except as otherwise provided in this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (A) require the Company, any of its Subsidiaries or ERISA Affiliates to make a larger contribution to, or pay greater amounts or benefits under, any Company Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, or (B) create or give rise to any additional vested rights, service credits or other benefits or payments under any Company Benefit Plan;
               (xi) no Company Benefit Plan is a multiple employer plan within the meaning of Section 413(c) of the Code; and
               (xii) with respect to any Company Other Plan that applies to employees in Canada that is funded wholly or partially through an insurance policy, to the Knowledge of the Company or any of its Subsidiaries, there will be no liability of the Company, any of its Subsidiaries or ERISA Affiliates as of the Closing, whether in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to Closing, other than liability for premiums or payments payable in the ordinary course of business in accordance with the terms of such Company Other Plan in respect of the period up to Closing.
          (f) Except as otherwise set forth on Schedule 4.16, in connection with the consummation of the transactions contemplated by this Agreement, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under the Company Benefit Plans or under any other agreement which, in the aggregate and with respect to the Company, any of its Subsidiaries or ERISA Affiliates and their respective employees and other service providers, would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.
          (g) Each Company Other Plan which is an “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, may be unilaterally amended or terminated in its entirety, in accordance with the terms thereof, without liability except as to benefits accrued thereunder prior to such amendment or termination.
          (h) Except to the extent required pursuant to Section 4980B(f) of the Code and the corresponding provisions of ERISA, no Company Other Plan provides retiree medical or retiree life insurance benefits to any Person, and neither the Company, any of its Subsidiaries or ERISA Affiliates is contractually or otherwise obligated (whether or not in writing) to provide any Person with life insurance or medical benefits upon retirement or termination of employment.
          (i) Neither the Company nor any of its Subsidiaries or ERISA Affiliates has incurred (i) a partial or complete withdrawal from a multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) with respect to which the Company, any of its Subsidiaries or ERISA Affiliates has any unsatisfied liability or (ii) any withdrawal liability with respect to a Multiemployer Plan. The Company has delivered or Made Available to Parent true, correct and complete copies of (A) all information that has been provided to the Company, any of its Subsidiaries or ERISA Affiliates regarding assessed or potential withdrawal liability under any Company Multiemployer Plan and (B) the most recent actuarial report or other information received from a Company Multiemployer Plan regarding its funding status, financial condition, or related matters. Except as set forth on Schedule 4.16, to the Knowledge of the Company and its Subsidiaries, with respect to each Company Multiemployer Plan, Sections 4203(b) and 4208(d)(1) of ERISA apply to the Company, any of its Subsidiaries and ERISA Affiliates who contribute to (or have an obligation to contribute to) such plan.
          (j) The sole obligation of the Company, any of its Subsidiaries and ERISA Affiliates to or in respect of any Company Union Plan is to make monetary contributions to the Company Union Plan on behalf of such entity’s covered employees based on the hours of service they provide to such entity in the amounts and in the manner set forth in the collective agreement or other contract with a labor union or representative of employees disclosed to Parent under this Agreement.
     Section 4.17 Labor Relations.
          (a) Except as set forth on Schedule 4.17(a), neither the Company nor any of its Subsidiaries is currently a signatory or party to a collective bargaining agreement, pre-hire agreement or other agreement with any trade union, labor organization or representative of employees that represents or seeks to represent any employee of the Company or its Subsidiaries. Except as set forth on Schedule 4.17(a), there are no labor disputes existing or, to the Knowledge of the Company or any of its Subsidiaries, threatened involving, by way of example, strikes, work stoppages, slowdowns, picketing or other interference with work or production. Except as set forth on Schedule 4.17(a), there has not been any demand for recognition from any trade union, labor organization or representative of employees during the last five years. Except as set forth on Schedule 4.17(a), there is no union organizational campaign, representation petition, certification application or other question concerning representation which is currently pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened with respect to any employees of the Company or its Subsidiaries.
          (b) Except as set forth on Schedule 4.17(b), there are no pending Actions, administrative actions or grievances with respect to the Company or its Subsidiaries under any Applicable Laws relating to or arising out of any employment relationship with its employees and, to the Knowledge of the Company or any of its Subsidiaries, no such Actions, administrative actions or grievances are threatened. Except as set forth on Schedule 4.17(b), neither the Company nor its Subsidiaries is subject to any settlement or consent decree with any present or former employee, labor union or Governmental Entity relating to claims of discrimination, wrongful practices or other claims in respect of employment practices and policies.
          (c) The Company and its Subsidiaries are, and since January 1, 2006 have been, in compliance in all material respects with all Applicable Laws relating to the employment of labor, including Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, payroll documents, equal opportunity, immigration compliance, occupational health and safety, termination or discharge, plant closing and mass layoff requirements, affirmative action, workers’ compensation, disability, unemployment compensation, whistleblower laws, collective bargaining, the payment of all applicable Taxes including the full payment of all required social security contributions and other required withholdings, including for employees in Canada any employment insurance, and neither the Company nor its Subsidiaries are in violation in any material respect of any Applicable Laws concerning classification or retention of independent contractors.
          (d) All employees and former employees of the Company and its Subsidiaries have been, or will have been on or before the Closing Date, paid in full for, or the Company or its Subsidiaries shall have properly accrued for, all wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Closing, payable in accordance with the obligations of the Company or any of its Subsidiaries under any employment or labor practices and policies, or any collective bargaining agreement or individual agreement to which the Company or any of its Subsidiaries are a party, or by which the Company or any of its Subsidiaries may be bound.
     Section 4.18 Insurance Policies. Schedule 4.18 contains a complete and correct list of all insurance policies currently, or at any time after January 1, 2008, carried by or for the benefit of the Company or any of its Subsidiaries, specifying the insurer, type of policy, the amount of and nature of coverage and policy limits, the annual premiums for such coverage, the deductible or retention amount (if any) and the date through which coverage will continue by virtue of premiums already paid. Schedule 4.18 sets forth a complete and accurate list of all claims or losses as of July 31, 2009 with respect to the Company and its Subsidiaries (other than O.J. Pipelines Canada) and as of August 31, 2009 (with respect to O.J. Pipelines Canada), with a valuation of such claims and losses, provided by each applicable insurance company showing all workers’ compensation, property, marine, inland marine, fidelity, aviation, liability, auto or other insurance claims relating to any event or occurrence that took place or was discovered at any time during the past two policy years, and to the Knowledge of the Company or any of its Subsidiaries, no other claims or losses exist as of the date hereof. As of the Closing Date, Schedule 4.18 shall be updated by the Company and its Subsidiaries to set forth a complete and accurate list of all claims or losses as of no more than five (5) days prior to the Closing Date, with a valuation of such claims and losses (which valuation of losses will not include an assessment of the risk of such losses), provided by each applicable insurance company showing all workers’ compensation, property, marine, inland marine, fidelity, aviation, liability, auto or other insurance claims relating to any event or occurrence that took place or was discovered at any time during the past two policy years. The Company and each of its Subsidiaries has maintained all insurance required to be maintained pursuant to the Company Contracts, except for any failure to maintain insurance that would not, individually or in the aggregate, cause a material breach of any such Company Contract. The Company and each of its Subsidiaries has properly filed under the appropriate insurance policy all claims and losses as to which the Company and its Subsidiaries has Knowledge. Each of the insurance policies identified on Schedule 4.18 is in full force and effect, the Company has not received written notice of any reservation of rights from any insurer or cancellation or any threatened cancellation of any insurance policy, and each of the Company and its Subsidiaries is a named insured or loss payee, as applicable, under each insurance policy.
     Section 4.19 Environmental, Health and Safety Matters. Except as set forth in Schedule 4.19,

          (a) The Company and each of its Subsidiaries is, and during all periods of applicable statutes of limitations has been, in compliance in all material respects with all Environmental, Health and Safety Requirements. Neither the Company nor any of its Subsidiaries has any reasonable basis to expect, nor has any of them received, any order or notice from any Governmental Entity related to any actual, threatened or alleged violation or failure to comply with any Environmental, Health and Safety Requirement with respect to any Company Real Property or other real property (whether formerly or presently leased, owned, or otherwise used or operated) or asset in which the Company or its Subsidiaries has or had an interest. Without limiting the generality of the foregoing, each of the Company and its Subsidiaries possesses, and is in compliance in all material respects with, all permits, licenses and government authorizations that are required under any applicable Environmental, Health and Safety Requirements, and all such permits, licenses and governmental authorizations are in full force and effect. The Company and its Subsidiaries have filed all material notices that are required under any applicable Environmental, Health and Safety Requirements and each of the Company and its Subsidiaries is in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained therein. There are no facts, events, circumstances or conditions that exist that would reasonably be expected to prevent, hinder, or otherwise limit such continued compliance with any Environmental, Health and Safety Requirement or any permits, licenses, governmental authorizations and notices issued thereunder.
          (b) Neither the Company nor its Subsidiaries has received notice of actual or threatened liability under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or any similar foreign, state or local statute or ordinance from any governmental agency or any third party and, to the Knowledge of the Company or any of its Subsidiaries, there are no facts, events, circumstances or conditions which would reasonably be expected to (i) form the basis for the assertion of any claim against the Company or its Subsidiaries under any Environmental, Health and Safety Requirement, including CERCLA or any similar local, state or foreign law with respect to any on-site or off-site location; or (ii) lead to investigative, remedial, or corrective obligations pursuant to Environmental, Health and Safety Requirements or give rise to other liabilities (whether accrued, absolute, contingent, unliquidated, or otherwise) under Environmental, Health and Safety Requirements.
          (c) Neither the Company nor its Subsidiaries has entered into or agreed to enter into, and does not anticipate entering into, any consent decree or order, and neither the Company nor any of its Subsidiaries is subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental, Health and Safety Requirements.
          (d) Neither the Company nor its Subsidiaries has been alleged to be in violation of, and has not been subject to any administrative or judicial proceeding pursuant to, applicable Environmental, Health and Safety Requirements either now or any time during the past five (5) years and neither the Company nor its Subsidiaries has either expressly or by operation of law, assumed or undertaken any material liability, including any material obligation for corrective or remedial action, of any other Person relating to Environmental, Health and Safety Requirements.

          (e) There are no Actions pending or to the Knowledge of the Company or any of its Subsidiaries, threatened against the Company or its Subsidiaries, pursuant to or based upon any provision of any Environmental Health and Safety Requirement arising out of (i) any act or omission of the Company or its Subsidiaries, or any of their respective employees, agents or representatives; (ii) the ownership, use, control or operation by the Company or its Subsidiaries of any plant, facility, site, yard, area or property currently or previously owned or leased by the Company or its Subsidiaries or (iii) the Release of any Hazardous Materials at, on, under, or from any plant, facility, site, yard, area or property currently or previously owned, leased or otherwise used by the Company or its Subsidiaries or, to the Knowledge of the Company or any of its Subsidiaries, by any other Person (the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the Environment, and the term “Environment” meaning any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air).
          (f) The Company and its Subsidiaries have delivered or Made Available to Parent true, correct and complete copies of all material reports, investigations, evaluations, assessments, studies, analyses, correspondence, monitoring, memoranda, data and the complete files relating to environmental matters of the Company and each of its Subsidiaries and any properties formerly or currently leased, owned or otherwise used or operated by the Company or any of its Subsidiaries in the possession, custody or control of the Company or any of its Subsidiaries. None of the Company or its Subsidiaries has paid any fines or penalties with respect to environmental matters.
          (g) There has been no Release of Hazardous Materials at, on under, or from any presently or formerly leased or owned Company (including any Subsidiary) Real Properties for which any investigatory, remedial, monitoring, or restoration or remediation activities would be required under Environmental, Health and Safety Requirements and none of the Company Real Properties, any improvements thereon or any equipment of the Company or its Subsidiaries contains or has contained any asbestos, PCBs, underground storage tanks, pits or sumps on or under any such Company Real Property, improvements or equipment for which any investigatory, remedial, monitoring or restoration activities would be required under Environmental, Health and Safety Requirements.
          (h) Neither the Company nor any of its Subsidiaries has imported, manufactured, stored, used, operated, transported, treated or disposed of any Hazardous Materials other than in compliance in all material respects with all Environmental, Health and Safety Requirements.
          (i) Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup or consent of any Governmental Entity or third party pursuant to any so-called “transaction-triggered” or “responsible property transfer” or “environmental property transfer” Environmental, Health and Safety Requirement.
     As used in this Agreement, the term “Environmental, Health and Safety Requirements” means all applicable federal, state, provincial, municipal, and local laws, statutes, regulations, ordinances, by-laws, codes, standards, directives and other provisions (including those in foreign jurisdictions) having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, and pollution, the protection or preservation of the Environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, warning, discharge, release, threatened release, control, or cleanup of any Hazardous Materials substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended, including the Canadian Environmental Protection Act (Canada) and the Fisheries Act (Canada).
     As used in this Agreement, the term “Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, flammable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent or combination of any such substance or waste, the storage, manufacture, generation, treatment, transportation, release, remediation, use, handling or disposal of which by the Company or its Subsidiaries is in any way governed by or subject to any applicable Environmental, Health and Safety Requirement.
     Section 4.20 Intellectual Property; Software.
          (a) Schedule 4.20 sets forth a true and correct list of all copyrights, trade names, trademarks, service marks, patents (or application therefor), or other intellectual property or proprietary property rights that are necessary in any material respect for the continued operation of the businesses of the Company and its Subsidiaries in the ordinary course of business as previously operated, or as to which the Company or its Subsidiaries is a licensee or licensor and the jurisdiction where each is registered (if any), other than licenses to utilize off-the-shelf software (the “Intellectual Property”). The Company and each of its Subsidiaries has good and marketable title to or possesses adequate licenses or other valid rights to use such Intellectual Property and any off-the-shelf software used by the Company or any of its Subsidiaries, free and clear of all Liens, except Permitted Exceptions, and has paid all maintenance fees, renewals or expenses related to such Intellectual Property. Neither the use of such Intellectual Property nor the conduct of the business of the Company or its Subsidiaries in accordance with their past practices misappropriates or infringes upon any patent or copyright of any third party or, to the Knowledge of the Company or any of its Subsidiaries, any trade name, trade secret, trademark or other intellectual property right of any third party. At any time since January 1, 2006, no Person has made or, to the Knowledge of the Company or any of its Subsidiaries, threatened to make, a claim against the Company or any of its Subsidiaries alleging that any of them violated, infringed, or otherwise improperly used any intellectual property rights.
          (b) Schedule 4.20 sets forth a true and complete list of: (i) all material software owned by the Company or any of its Subsidiaries (the “Company Proprietary Software”) and (ii) all material software (other than Company Proprietary Software) used by the Company or any of its Subsidiaries (the “Company Licensed Software” and, together with the Company Proprietary Software, the “Company Software”).

          (c) The Company and its Subsidiaries have all right, title and interest in and to all intellectual property rights in the Company Proprietary Software. The Company and its Subsidiaries have developed the Company Proprietary Software through its own efforts and for its own account, and the Company Proprietary Software is free and clear of all Liens, except for Permitted Exceptions. The use of the Company Proprietary Software does not breach any terms of any license or other contract between the Company or its Subsidiaries and any third party. The Company and each of its Subsidiaries is in compliance in all material respects with the terms and conditions of all license agreements to which it is a party relating to the Company Licensed Software. None of the Company or any of its Subsidiaries has received notice from any third party claiming any right, title or interest in the Company Proprietary Software.
          (d) To the Knowledge of the Company or any of its Subsidiaries, the Company Proprietary Software does not infringe any patent, copyright or trade secret or any other intellectual property right of any third party.
          (e) Except as disclosed on Schedule 4.20, none of the Company or its Subsidiaries has granted contractual rights in Company Software to any third party.
     Section 4.21 Transactions with Affiliates. Except as set forth in Schedule 4.21, no Principal Stockholder, officer, director or employee of the Company or any of its Subsidiaries, or any person with whom any such Principal Stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any such Person, owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent (5%) of the stock of which is beneficially owned by all such Persons in the aggregate) or any Affiliate of any of the foregoing has any interest in: (a) any contract, arrangement or understanding with, or relating to, the Company or any of its Subsidiaries or the properties or assets of the Company or any of its Subsidiaries other than any Company Benefit Plan or an Existing Employment Agreement; (b) any loan, arrangement, agreement or contract for or relating to the Company or its Subsidiaries or the properties or assets of the Company or any of its Subsidiaries; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company or any of its Subsidiaries; provided that with respect to any employee of the Company or any of its Subsidiaries, the value, benefit, consideration or amount of such interest under (a), (b) or (c) above exceeds $25,000. For purposes of this Agreement, “Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person. For purposes of this definition, “Control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing. In addition, for purposes of this Agreement, “Person” means any individual, corporation, partnership, firm, limited liability company, unlimited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity (or political subdivision thereof) or other entity.
     Section 4.22 Customers and Suppliers; Bids; Jobs.

          (a) Schedule 4.22 contains a complete and accurate list of the names and addresses of the ten largest customers of the Company and each of its Subsidiaries based on revenue from such customers for the six months ended June 30, 2009 (the “Customers”). To the Knowledge of the Company or any of its Subsidiaries, no event has occurred and no condition or circumstance exists that would reasonably be expected to materially and adversely affect the relations of the Company or any of its Subsidiaries with any such Customer or supplier. The Company or any of its Subsidiaries has no Knowledge to the effect that any current Customer or supplier may terminate or materially alter its business relations with the Company or its Subsidiaries, either as a result of the transactions contemplated by this Agreement or otherwise.
          (b) Except to the extent set forth on Schedule 4.22, none of the Company or its Subsidiaries is currently required to provide any bonding or other financial security arrangements in any amount in connection with any on-going jobs, projects or other transactions with any of its Customers or suppliers.
          (c) The Company and each of its Subsidiaries has Made Available to Parent its percentage of completion worksheet supporting the Company’s and its Subsidiaries’ consolidated balance sheets as of June 30, 2009 and December 31, 2008 included in the Financial Statements, such percentage of completion worksheet has been prepared in accordance with GAAP and the books and records of the Company and each of its Subsidiaries, and includes the Company and each of its Subsidiaries’ good faith estimate of each such job’s contract amount, estimated costs, costs incurred, billings issued and profit or loss as of the date hereof.
     Section 4.23 Accounts Receivable; Accounts Payable.
          (a) Accounts Receivable. Attached hereto as Schedule 4.23 is a schedule of the accounts receivable of the Company and each of its Subsidiaries as of July 31, 2009, showing the amount of each receivable and an aging of amounts due thereunder, which schedule is true and complete as of that date. As of the Closing Date, Schedule 4.23 shall be updated by the Company and its Subsidiaries to set forth a schedule of the accounts receivable of the Company and each of its Subsidiaries as of August 31, 2009, showing the amount of each receivable and an aging of amounts due thereunder. Except as set forth in Schedule 4.23, all accounts receivable of the Company and each of its Subsidiaries (including those reflected in Schedule 4.23, subject to the reserves reflected on the Most Recent Balance Sheet and reserves recorded since June 30, 2009 consistent with past practices (collectively, the “Receivables”), (i) are valid and existing, (ii) represent monies due for goods sold and delivered or services rendered in the ordinary course of business and (iii) are not subject to any refunds or adjustments required by GAAP or any defenses, rights of set-off, assignment, restrictions, security interests or other encumbrances. Except as set forth in Schedule 4.23, there are no disputes regarding the collectability of any such Receivables for which the Company or any of its Subsidiaries has sent a demand letter or initiated other formal debt collection proceedings. None of the Company or its Subsidiaries has factored any of its Receivables. Except as set forth in Schedule 4.23, to the Knowledge of the Company or any of its Subsidiaries, (i) the debtors to which the Receivables relate are not in or subject to a bankruptcy or insolvency proceeding, and (ii) none of the Receivables have been made subject to an assignment for the benefit of creditors.

          (b) Accounts Payable. The accounts payable of the Company and each of its Subsidiaries reflected on the Most Recent Balance Sheet (i) include all amounts due for work performed and assets acquired to each of the vendors, subcontractors and suppliers of the Company and its Subsidiaries as of such date and (ii) arose from bona fide transactions in the ordinary course of business, in each case in accordance with GAAP.
     Section 4.24 Licenses and Permits. The Company and its Subsidiaries possess or have the right to use all permits, licenses, rights of way, easements, certificates, authorizations and approvals granted by any Governmental Entity (each, a “Permit”) and used or held by the Company and its Subsidiaries in connection with the ownership of the assets and the operation of the Company’s and its Subsidiaries’ business, except for such Permits the failure to possess or have would not adversely affect the ability of the Company or any of its Subsidiaries to operate its business in all material respects. The Permits constitute all material permits, licenses, rights of way, easements, certificates, authorizations and approvals necessary for the continued ownership, use and operation of the Company, its Subsidiaries and their respective businesses and assets, consistent in all material respects with the ownership, use and operation of the Company, its Subsidiaries and their respective businesses and assets in the ordinary course and with past practices of the Company and its Subsidiaries. Except as set forth in Schedule 4.24, the Permits are valid and in full force and effect and none of the Company or any of its Subsidiaries is in default, and no condition exists that with notice or lapse of time or both would constitute a default, under any of the Permits. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not adversely affect any Permit. Schedule 4.24 identifies all Permits the possession of which requires a qualifying employee and identifies each such qualifying employee.
     Section 4.25 Bank Accounts; Powers of Attorney. Schedule 4.25 sets forth a complete and accurate list of the names of all banks and other financial institutions in which the Company or any of its Subsidiaries has an account, deposit or safe deposit box and applicable account names. The Company will supplement such list as promptly as practicable after the date hereof (but, in any event, prior to the Closing Date) with the account numbers and the names of all persons authorized to draw on such accounts or deposits or to have access to such boxes. Except as disclosed on Schedule 4.25, neither the Company or it Subsidiaries has given any revocable or irrevocable powers of attorney or similar grant of authority to any Person relating to its business for any purpose whatsoever which will not be terminated on or before the Closing Date.
     Section 4.26 Brokers, Finders and Investment Bankers. Except as set forth on Schedule 4.26, none of the Company or its Subsidiaries has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.
ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB
     Parent and Sub jointly and severally represent and warrant to each Stockholder as follows and each acknowledges and confirms that Parent and Sub are relying on these representations and warranties in connection with its execution and delivery of this Agreement and in completing the transactions contemplated by this Agreement:
     Section 5.1 Organization. Each of Parent and Sub is a company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Sub has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, and is duly qualified or registered and in good standing as a foreign entity to transact business under the laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration.
     Section 5.2 Authorization.
          (a) Each of Parent and Sub has full power, capacity and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by Parent or Sub in connection with the transactions contemplated by this Agreement (collectively, the “Parent Ancillary Documents”) and to perform Parent and Sub’s obligations under this Agreement and the Parent Ancillary Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement has been approved by the board of directors of Parent, and by Parent as the sole member of Sub. No additional corporate proceedings on the part of Parent or Sub are necessary to authorize the execution and delivery of this Agreement and the consummation by Parent and Sub of the transactions contemplated hereby. This Agreement has been, and the Parent Ancillary Documents will be as of the Closing Date, duly executed and delivered by Parent and Sub, as applicable, and do or will, as the case may be, constitute valid and binding agreements of Parent and Sub, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
     Section 5.3 Absence of Restrictions and Conflicts; Consents.
          (a) The execution, delivery and performance of this Agreement and the Parent Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Parent Ancillary Documents and the fulfillment of and compliance with the terms and conditions of this Agreement and the Parent Ancillary Documents by Parent and Sub do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (i) the organizational documents of Parent or Sub, (ii) any material contract filed as an exhibit to Parent’s most recently filed Form 10-K pursuant to Item 601(b)(10) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the “1934 Act”), (iii) any judgment, decree, order, injunction, award or ruling of any Governmental Entity or arbitration panel to which Parent or Sub is a party or by which Parent or Sub or any of their respective assets or properties are bound or (iv) any Applicable Laws applicable to Parent or Sub.

          (b) Except for (1) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (2) filings and any approval required under the HSR Act, (3) such notifications to The New York Stock Exchange (the “NYSE”) as may be required by the rules of the NYSE, and (4) such filings as may be required under federal or state securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or public or regulatory unit, agency or authority is required with respect to Parent or Sub in connection with the execution, delivery or performance of this Agreement or the Parent Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.
          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Person (other than a Governmental Entity) is required by or with respect to Parent or Sub in connection with the execution, delivery or performance of this Agreement or the Parent Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.
     Section 5.4 Capitalization of Parent and Sub.
          (a) As of July 31, 2009, the authorized capital stock of Parent consisted of (i) 300,000,000 of shares of Parent Common Stock, of which 197,664,132 shares were issued and outstanding (including 1,607,593 shares of unvested Parent restricted stock issued under Parent’s stock incentive plans), (ii) 3,345,333 shares of limited vote common stock, par value $0.00001 per share, of which 662,293 shares were issued and outstanding (the “Parent Limited Vote Common Stock”) (such holders of the outstanding Parent Common Stock and Parent Limited Vote Stock, the “Parent Stockholders”), (iii) 10,000,000 shares of preferred stock, par value $0.00001 per share, of which there were no shares issued and outstanding, and (iv) 1,000,000 shares of Series D Junior Preferred Stock, of which there are no shares issued and outstanding. The shares of Parent Common Stock to be issued to the Stockholders pursuant to the Merger are duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable. The issuance of Parent Common Stock pursuant to the Merger will transfer to the Stockholders valid title to such shares of Parent Common Stock, free and clear of all Liens, except for any Liens created by any Stockholder and the transfer restrictions set forth in Section 10.1.
          (b) As of the date of this Agreement, the authorized membership interests of Sub consists of a single class of membership interests. All of the issued and outstanding membership interests of Sub are, and at the Effective Time will be, owned by Parent.
     Section 5.5 SEC Filings. Parent has timely filed with the SEC all forms and documents required to be filed by it since January 1, 2006 under the 1934 Act, including (a) its Annual Reports on Form 10-K, (b) its Quarterly Reports on Form 10-Q, (c) all proxy statements relating to meetings of stockholders of Parent (in the form mailed to stockholders), and (d) all other periodic reports required to be filed by Parent with the SEC. The documents described in clauses (a) through (d) above, in each case as amended, are referred to in this Agreement collectively as the “Parent SEC Documents.” As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Parent SEC Documents complied in all material respects with the applicable requirements of the 1934 Act and other Applicable Laws. Since the date of the filing (prior to the date of this Agreement) of the most recent Form 10-Q by Parent with the SEC through the date of this Agreement, there has not occurred any material adverse change, or any development likely to result in a material adverse change, in or affecting the Parent and its Subsidiaries, taken as a whole, or the results of operations, cash flows, businesses, assets, financial condition or prospects of Parent and its Subsidiaries, taken as a whole.
     Section 5.6 Brokers, Finders and Investment Bankers. None of Parent or Sub has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.
     Section 5.7 Available Funds. Parent has, and at all times until the consummation of the transactions contemplated by this Agreement will have, cash on hand, or access through existing credit facilities to cash, in an aggregate amount sufficient to enable Parent and Sub to timely consummate the transactions contemplated by this Agreement and to otherwise perform its obligations hereunder, including to pay in full (a) the Merger Cash Consideration and (b) all fees and expenses payable by Parent in connection with this Agreement and the transactions contemplated hereby.
ARTICLE VI.
CERTAIN COVENANTS AND AGREEMENTS
     Section 6.1 Conduct of Operations of Company and its Subsidiaries. From the date of this Agreement until the earlier of (a) the Closing Date or (b) the termination of this Agreement pursuant to Article VIII, the Company shall and shall cause each of its Subsidiaries to conduct its businesses and operate its properties in the ordinary course of business consistent with past practice and use its Reasonable Efforts to preserve intact its relationships with customers, suppliers and others having business dealings with it and to keep available the services of its present officers and employees (with respect to employees, in the ordinary course of business consistent with past practices). Without limiting the generality of the foregoing, except as set forth on Schedule 6.1 or with the prior written consent of Parent (such consent not to be unreasonably withheld or delayed), until the earlier of (a) the Closing Date or (b) the termination of this Agreement pursuant to Article VIII:
          (a) The Company shall not, and shall not permit any of its Subsidiaries to, adopt or propose any change to its certificate of incorporation, bylaws or other organizational documents;
          (b) The Company shall not, and shall not permit any of its Subsidiaries to, (i) declare, set aside or pay any dividend or other distribution with respect to any Shares or other shares of capital stock of the Company other than, to the extent the Company has adequate surplus or net profits as required under the DGCL, (A) the payment in cash of accrued but unpaid dividends on the Outstanding Preferred Shares through the Closing and (B) the payment to all holders of Outstanding Shares of a cash dividend in an amount that does not exceed $40,000,000, (ii) repurchase, redeem or otherwise acquire any outstanding Shares or other shares of capital stock or other securities of, or other ownership interests in the Company or (iii) split, combine or reclassify any Shares or other shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;
          (c) The Company shall not, and shall not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person or enter a new line of business or commence business operations in any country in which the Company is not operating as of the date of this Agreement or make any offer to do any of the foregoing;
          (d) The Company shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise dispose of, or enter into a contract to sell, lease, license or otherwise dispose of, any of its assets (including capital stock of its Subsidiaries), except for (i) sales of obsolete equipment, (ii) sales of assets pursuant to contractual rights existing as of the date of this Agreement that were entered into in the ordinary course of business consistent with past practices, (iii) sales, leases or other transfers between the Company and its wholly owned Subsidiaries or between those Subsidiaries, or (iv) arm’s-length sales or other transfers not described in clauses (i) through (iii) above for aggregate consideration not exceeding $100,000;
          (e) The Company shall not, and shall not permit any of its Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) by the Company or any of its Subsidiaries to or in the Company or any of its Subsidiaries and (y) pursuant to any contract or other legal obligation of the Company or any of its Subsidiaries existing at the date of this Agreement, or (ii) create, incur, assume or suffer to exist any indebtedness, issuance of debt securities, guarantee, loan or advance not in existence as of the date of this Agreement, except that the Company shall be permitted to make draws upon its existing Credit Agreement (including the execution of letters of credit under the Credit Agreement) in the ordinary course of business consistent with past practices and as reasonably necessary to meet working capital requirements in the ordinary course of business;
          (f) The Company shall not, nor shall it permit any of its Subsidiaries to, change its fiscal year, make any change to any method of Tax accounting, change any Tax election, authorize any indemnities for Taxes, consent to any extension or waiver of the limitation period applicable to any Tax, file any request for ruling or determination in respect of any amount of Taxes, amend any Tax Return (including by way of a claim for refund), settle or compromise any material tax liability or material claim for refund;
          (g) The Company shall not, and shall not permit any of its Subsidiaries to, issue, deliver, sell or grant, or authorize or propose the issuance, delivery, sale or grant of, any shares of its capital stock of any class, or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than pursuant to any Company Contract;
          (h) The Company shall not, and shall not permit any of its Subsidiaries to, enter into any settlement with respect to any pending litigation or other proceeding other than settlements (i) in the ordinary course of business not exceeding a $250,000 payment by the

Company or a Subsidiary of the Company with an unconditional release of the Company, its Subsidiaries and its or their Affiliates, as applicable, from any liabilities or, (ii) in the case of non-monetary settlements in the ordinary course of business, which would not be reasonably likely to have an adverse impact in any material respect on the operations of the Company and its Subsidiaries and, following the Effective Time, Parent and its Affiliates;
          (i) The Company shall not, and shall not permit any of its Subsidiaries to, change any method of accounting or accounting practice by the Company or any of its Subsidiaries except for any such change required by GAAP;
          (j) The Company shall not, and shall not permit any of its Subsidiaries to, take or fail to take any action that would cause the Company or any of its Subsidiaries to incur any liability prior to the Closing Date under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local law or regulation;
          (k) The Company and its Subsidiaries shall not make or commit to make any capital expenditures in excess of $500,000 in the aggregate;
          (l) The Company shall not, and shall not permit any of its Subsidiaries to enter into, cancel, terminate or modify any futures, hedges, swaps, collars, puts, calls, floors, caps, options or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, or securities, interest rates or currencies;
          (m) The Company shall not and shall not permit any of its Subsidiaries to (i) enter into any new, or amend any existing, employment, severance, change in control, consulting or salary continuation agreement with or policy for the benefit of any former, present or future officer, director, employee, independent contractor or consultant of the Company or any of its Subsidiaries, (ii) grant any increase in the compensation, bonuses or benefits to any former, present or future officer, director, employee, independent contractor or consultant of the Company or any of its Subsidiaries, (iii) amend or modify any Company Other Plan, (iv) make any increase in or commitment to increase any employee benefits, (v) adopt or make any commitment to adopt any additional employee benefit plan or (vi) make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan; except (A) in each case, as required by or in order to comply with this Agreement or Applicable Laws and (B) in the case of clauses (ii) through (vi), as required by a Company Contract, Company Benefit Plan or agreement listed on Schedule 4.17(a);
          (n) The Company shall not enter into any new, or amend any existing, collective bargaining agreement or similar binding contract, agreement or understanding with a labor union or similar labor organization, except for entering into such agreements on a local level in connection with a new project in the ordinary course of business;
          (o) Except as required by Applicable Laws, the Company and its Subsidiaries shall not (i) enter into, modify or amend any existing indemnification agreements between the Company or any of its Subsidiaries and the directors and officers of the Company or any of its Subsidiaries, or (ii) amend, modify, extend or change any terms of the current Company’s and its

Subsidiaries’ directors’ and officers’ liability insurance policies such that those amendments, modifications or changes would cause an increase in the annual premiums payable thereunder;
          (p) The Company shall not, nor shall the Company permit the committee administering the 2008 Plan to, amend or modify the terms of the 2008 Plan, except as expressly permitted pursuant to the terms of this Agreement;
          (q) The Company shall not, and shall not permit any of its Subsidiaries to, organize or acquire any Person that could become a Subsidiary of the Company.
          (r) The Company shall not, and shall not permit any of its Subsidiaries to, enter into any new contract except for a contract that is entered into in the ordinary course of business consistent with past practice and that does not constitute a Company Contract or a Real Property Lease (other than a Yard Lease); provided that such contract would not have a material adverse effect on the ability of the Company or any Subsidiaries or affiliates to conduct its business, and provided further that in obtaining the consent of Parent with respect to any such contract, the Company shall not be required to disclose competitive data to Parent;
          (s) The Company shall not, nor shall Company permit any of its Subsidiaries to, deem uncollectible or reserve for any accounts or notes receivable, except in the ordinary course of business consistent with past practice;
          (t) Except as set forth in Schedule 6.1(t), the Company shall not, nor shall it permit any of its Subsidiaries to, terminate any Company Contract to which it is a party or waive or assign any of its rights or claims under any Company Contract in a manner that is materially adverse to the Company or, except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Company Contract;
          (u) The Company shall not, and shall not permit any of its Subsidiaries to, enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any successor thereto, or that, after the Effective Time, limits or restricts Parent or any of its Subsidiaries (including the Surviving Company) or any successor thereto, from (i) engaging or competing in any line of business or (ii) engaging in any business or competing in any geographic area;
          (v) The Company shall not, nor shall it permit any of its Subsidiaries to, place a Lien (other than a Permitted Exception) on any material asset or property of the Company or its Subsidiaries (including the capital stock of the Subsidiaries);
          (w) The Company shall not, and shall not permit any of its Subsidiaries to, dissolve or liquidate or adopt a plan of complete or partial liquidation, dissolution, or reorganization; and
          (x) The Company shall not, and shall not permit any of its Subsidiaries to, enter into any contract with respect to, or authorize, any of the actions described in the foregoing clauses (a) through (w).

     Section 6.2 Company Stockholder’s Meeting. Subject to the fiduciary duties of the Board of Directors of the Company, the Company will, as promptly as practicable following the date of this Agreement, take all necessary steps to either convene and hold a meeting of the holders of Outstanding Shares for the purpose of obtaining the Company Stockholder Approval or obtain written consents (which may be by proxy) from the holders of Outstanding Shares constituting the Company Stockholder Approval.
     Section 6.3 Support of the Merger. From the date of this Agreement until the earlier of (a) the Closing Date or (b) the termination of this Agreement pursuant to Article VIII the Principal Stockholders will not, directly or indirectly, sell, transfer, pledge or otherwise dispose of, or grant a proxy (other than a proxy to approve this Agreement and the transactions contemplated hereby and to consent to provide that this Agreement and the transactions contemplated hereby shall not constitute a Liquidation Event for purposes of the Series A Designations) with respect to, any Outstanding Shares beneficially owned by each of them to any person other than Parent or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing.
     Section 6.4 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
     Section 6.5 Inspection and Access to Information. Subject to Applicable Laws, from the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, the Company will, and will cause its Subsidiaries and its officers, directors, stockholders, employees, auditors and agents to, provide Parent and its accountants, investment bankers, lenders, counsel, consultants and other authorized representatives full access, during reasonable hours and under reasonable circumstances, to such premises, employees, books and records and properties of the Company and its Subsidiaries as Parent may reasonably request, including all monthly and quarterly balance sheets and statements of income and cash flows of the Company and its Subsidiaries, and will cause the officers of the Company and its Subsidiaries to furnish to Parent and its authorized representatives, promptly upon request therefor, any and all financial, technical and operating data and other information pertaining to the Company and its Subsidiaries and otherwise reasonably cooperate with the conduct of due diligence by Parent and its authorized representatives; provided that such access shall not unreasonably disrupt the operations of the Company or any of its Subsidiaries; and provided further that the foregoing shall not require the Company or any of its Subsidiaries (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secret or violate any Applicable Laws (including antitrust laws of the United States) or any of its obligations with respect to confidentiality, (b) to disclose any privileged information of the Company or any of its Subsidiaries in a manner that is reasonably expected to result in the loss of such privilege or (c) to permit or allow Parent to conduct any form of Phase II Environmental Site Assessment or other invasive environmental test or procedure, involving any properties or facilities of the Company or any of it Subsidiaries;

provided that, subject to receipt of necessary approvals from the applicable landowner or landlord, Parent shall not be restricted from conducting any such assessment, test or procedure at any properties or facilities of the Company or any of its Subsidiaries that are identified as Yard Leases on Schedule 4.6(a) or that are not identified on Schedule 4.6(a).
     Section 6.6 No Solicitation of Transactions.
          (a) Subject to Section 6.6(b), from the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, the Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective directors, officers, employees and any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its Subsidiaries (any such Person, a “Representative”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any Takeover Proposal or (ii) enter into any discussions or negotiations with any third party regarding, or furnish to any person any information in connection with, any Takeover Proposal. The Company shall, and shall cause its Subsidiaries and the Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal and shall use its Reasonable Efforts to cause any such Person (or its Representatives) in possession of information furnished by or on behalf of the Company to return or destroy all such information.
     The term “Takeover Proposal” means any inquiry, proposal or offer from any person with respect to any transaction involving the acquisition, purchase or issuance in one transaction or a series of related transactions, of assets or businesses that constitute 15% or more of the revenues, net income or the assets (on either a book or fair market value basis) of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any of its Subsidiaries.
          (b) Notwithstanding the provisions of clause (a) of this Section 6.6 or anything else in this Agreement, prior to the receipt of the Company Stockholder Approval and in response to any bona fide written Takeover Proposal that the Board of Directors of the Company determines in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to lead to a Superior Proposal, and which Takeover Proposal did not result from a breach of this Section 6.6 by the Company, the Company may, if its Board of Directors determines in good faith (after consultation with outside counsel) that failure to do so is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under Applicable Laws, (x) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal and such person’s representatives pursuant to a customary confidentiality agreement, provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and such person’s representatives) regarding such Takeover Proposal.
          (c) The term “Superior Proposal” means any bona fide written proposal made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, (A) all or substantially all of the shares of capital stock of the Company then outstanding, or (B) all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, in each case which the Board of Directors of the Company determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (x) more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (y) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.
          (d) Except as permitted by this Section 6.6(d), neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Takeover Proposal or (ii) allow, cause or authorize the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement providing for or contemplating the consummation of any Takeover Proposal (other than a confidentiality agreement as provided in Section 6.6(b)). Notwithstanding the foregoing or any other provision of this Agreement, prior to receipt of the Company Stockholder Approval the Board of Directors of the Company may take the actions set forth in clause (i)(A) of this Section 6.6(d), if such Board determines in good faith (after consultation with outside counsel) that the failure to do so would constitute a breach by the Board of Directors of the Company of its fiduciary duties to the stockholders of the Company under applicable laws.
          (e) The Company shall, orally (within one Business Day) and in writing (as promptly as practicable), after receipt of any Takeover Proposal, any inquiry or indication of interest that would reasonably be expected to lead to a Takeover Proposal or any request for information relating thereto, advise Parent orally and in writing of such Takeover Proposal, inquiry, indication of interest or request (including the identity of the person making or submitting such Takeover Proposal, inquiry, indication of interest or request, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status of any such Takeover Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.
          (f) Any violation of this Section 6.6 by any Representative shall be deemed a breach of this Section 6.6 by the Company for all purposes of this Agreement.
          (g) Subject to Section 6.6(b), from the date hereof until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, the Principal Stockholders shall not, directly or indirectly, through any officer, director, employee, agent or representative of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than Parent with respect to the sale of any capital stock of the Company and its Subsidiaries, or a merger, consolidation, business combination, sale of all or any substantial portion of the assets of the Company and its Subsidiaries, or the liquidation or similar extraordinary transaction with respect to the Company and its Subsidiaries. The Principal Stockholders shall notify Parent orally (within one Business Day) and in writing (as promptly as practicable) of all relevant terms of any bona fide proposals by a third party to do any of the foregoing which the Principal Stockholders, the Company or any of their respective Affiliates or any of their respective officers, directors, partners, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters and, if such proposal is in writing, the Principal Stockholders shall deliver to Parent a copy of such proposal. None of the Principal Stockholders or any of their respective Affiliates or Subsidiaries shall take any action that the Company would otherwise be prohibited from taking pursuant to this Section 6.6.
     Section 6.7 Tax Treatment. Parent and the Company intend the Merger to qualify as a reorganization under Section 368(a) of the Code. Each of Parent and the Company and each of their respective affiliates shall use their Reasonable Efforts to cause the Merger to so qualify and to obtain the tax opinion referred to in Section 7.2(i). For purposes of the tax opinion described in Section 7.2(i), each of Parent and the Company shall use their Reasonable Efforts to provide the representation letters described in Section 7.2(i). The Company, Parent and Sub agree to file all tax Returns consistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code and in particular as a transaction described in Section 368(a)(1)(A) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).
     Section 6.8 Filings; Reasonable Efforts.
          (a) Each of the Company and Parent agree to take or cause to be taken the following actions:
               (i) file with the Federal Trade Commission and the Department of Justice the Notification and Report Form required to be filed with respect to the transactions provided in this Agreement under the HSR Act (and request early termination of the waiting period), which filings shall be made as promptly as practicable after the date hereof and in any event not more than three (3) Business Days from the date hereof (unless otherwise agreed to by the Parties in writing), and thereafter shall promptly make any other required submissions under the HSR Act;
               (ii) cooperate and use its Reasonable Efforts to promptly prepare and file all necessary documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents, and to use Reasonable Efforts to obtain (and will cooperate with each other in obtaining) as promptly as practicable any consent, waiver, license, registration, acquiescence, permit, tax ruling, authorization, order or approval of, or any exemption or nonopposition by, any third party and/or any Governmental Entity necessary or advisable to be obtained or made by any Party or any of their respective Subsidiaries in connection with the transactions contemplated hereby. Each Party shall have the right to review and approve in advance (such approvals not to be unreasonably withheld or delayed) all applications for approvals to be filed by the other Party. Each Party, to the extent reasonably practicable, shall consult with the other with respect to the obtaining of all such necessary or advisable consents, waivers, licenses, registrations, acquiescences, permits, tax rulings, authorizations, orders or approvals of, or any exemptions or nonoppositions by, third parties and/or Governmental Entities;
               (iii) through outside counsel, promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that Party from any Governmental Entity and permit the other Party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Entity; provided, however, that, in each case, any references to the valuation of the Merger and the transactions contemplated hereby may be redacted from the information or documentation furnished or Made Available to such other Party’s counsel;
               (iv) not participate or agree to participate in any meeting or discussion with any Governmental Entity in respect of any filing, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it first consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate in such meeting or discussion;
               (v) furnish the other Party with such necessary information and reasonable assistance as such other Party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including, if applicable, any filings necessary or appropriate under the provisions of the HSR Act;
               (vi) if applicable and subject to the terms of Section 8.1(d), “substantially comply” and certify substantial compliance with any request for additional information (also known as a “second request”) issued pursuant to the HSR Act as soon as reasonably practicable following the issuance of the request for additional information; and
               (vii) if any objections are asserted with respect to the transactions contemplated hereby under any Applicable Laws or if any claim, action, suit, investigation or other proceeding is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Applicable Laws, each of Parent and the Company shall use its Reasonable Efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Applicable Laws so as to permit consummation of the transactions contemplated by this Agreement.
          (b) Without limiting Section 6.8(a), but subject to Section 6.8(b), the Company and Parent shall each use Reasonable Efforts:
               (i) if applicable, to cause the expiration or termination of the applicable waiting period under the HSR Act, and

               (ii) to avoid the entry of, or to have vacated, terminated or modified, any Order that would restrain, prevent or delay the Closing.
          (c) Nothing in this Agreement shall require the Company or Parent to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to Antitrust Laws or to avoid the entry of, or to effect the dissolution of, any injunction or other order in any suit or proceeding relating to the HSR Act or other antitrust, competition, premerger notification or trade-regulation law, regulation or order (“Antitrust Laws”), other than such dispositions, limitations or consents, commitments or agreements that in each such case may be conditioned upon the consummation of the Merger and the transactions contemplated hereby and that in each such case, individually or in the aggregate, do not have and are not reasonably likely to have a material adverse effect on Parent or the Surviving Company after the Merger; provided, however, that the Company shall not take or agree to any action required or permitted by this Section 6.8(c) without the prior written consent of Parent.
          (d) In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person is commenced which questions the validity or legality of the Merger or any of the other transactions contemplated by this Agreement or seeks damages in connection therewith, the Parties agree to cooperate and use Reasonable Efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use their Reasonable Efforts to have such injunction or other order lifted and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated by this Agreement.
          (e) Each Party will give prompt notice to the other Party of (i) the occurrence, or failure to occur of any event that will or may result in the failure to satisfy any of the conditions specified in Article VII of this Agreement and (ii) any failure of any of the Principal Stockholders, the Company, Parent or Sub, as the case may be, to comply in any material respect with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them under this Agreement. Each Party acknowledges that each other Party does not and will not waive any rights it may have under this Agreement as a result of any such notifications.
     Section 6.9 Public Announcements. The Parties will consult with each other prior to issuing any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby and shall not make or issue, or cause to be made or issued, any such publication or press release prior to such consultation and without the prior written consent of the other Parties (which consent will not be unreasonably withheld or delayed) except to the extent, but only to such extent, that, in the opinion of the Party issuing such publication or press release, such announcement or statement may be required by any Applicable Laws, any listing agreement with any securities exchange or any securities exchange regulation, in which case the Party proposing to issue such publication or press release shall make all Reasonable Efforts to consult in good faith with the other Parties before issuing any such publication or press release and shall reasonably cooperate with the other Parties in good faith with respect to the timing, manner and content of disclosure.
     Section 6.10 Stockholders’ Disclosure Schedules.
          (a) The disclosures in the Schedules, and those in any supplement thereto, relate only to the representations and warranties in the section or paragraph of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement.
          (b) From time to time up to the earlier of the Closing Date or termination of this Agreement pursuant to Article VIII, the Company shall promptly supplement or amend the Schedules that they have delivered with respect to any matter first existing or occurring following the date hereof that (i) if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Schedules or (ii) is necessary to correct any information in the Schedules that has been rendered inaccurate thereby. Any such supplement or amendment to the Schedules pursuant to the preceding sentence shall not have the effect of modifying the representations and warranties contained in Article III or Article IV for purposes of determining satisfaction of the conditions set forth in Section 7.2 or for purposes of determining a breach of the representations and warranties for purposes of Section 9.1, but shall be given effect in the event of any claim of fraud by any Parent Indemnified Parties under this Agreement. Notwithstanding the foregoing, any of the following supplements or amendments to the add the specified information to the following Schedules shall not by themselves be deemed (i) to cause the condition to closing in Section 7.2(a) to fail to be satisfied or (ii) to constitute a breach of a representation or warranty for purposes of Section 9.1(a)(ii), so long as such actions are in compliance with the covenants in Section 6.1: (A) Schedule 4.6(a) to identify Real Property Leases entered into by the Company or any of its Subsidiaries after the date of this Agreement, (B) Schedule 4.13 to identify Company Contracts entered into by the Company or any of its Subsidiaries after the date of this Agreement, (C) Schedule 4.16 to identify Company Benefit Plans to which the Company or any of its Subsidiaries has any obligation to make contributions pursuant to collective bargaining agreements due to such obligation arising after the date of this Agreement, (D) Schedule 4.17(a) to identify collective bargaining agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business after the date of this Agreement, (E) Schedule 4.20 to identify Company Software acquired or used by the Company or any of its Subsidiaries beginning after the date of this Agreement, (F) Schedule 4.22 to identify any requirements to provide any bonding or other financial security arrangements in connection with any on-going jobs, projects or other transactions with any of the Company’s or its Subsidiaries’ Customers or suppliers, which requirements arise after the date of this Agreement, and (G) Schedule 4.25 to identify the names of all banks and other financial institutions in which the Company or any of its Subsidiaries has an account, deposit or safe deposit box and applicable account names, as well as related account numbers and the names of all persons authorized to draw on such accounts or deposits or to have such boxes, as a result of such account, deposit or safety deposit box having been opened or established after the date of this Agreement.
     Section 6.11 Insurance. The Company shall, and shall cause each of its Subsidiaries to, use Reasonable Efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage.

     Section 6.12 Non-Competition. As partial consideration for payment of the Merger Consideration, the Principal Stockholders agree to the following covenants:
          (a) Definitions. For the purposes of this Section 6.12, the following definitions shall apply:
               (i) “Company Activities” shall mean (A) the construction, installation and maintenance of long-haul large diameter crude oil and natural gas pipelines and (B) all other services provided by the Company or any of its Subsidiaries to any of their current or former customers currently or at any time since January 1, 2006.
               (ii) “Competing Business” shall mean any Person that engages in Company Activities in the Territory, but expressly excluding Parent, the Surviving Company or any of its Subsidiaries.
               (iii) “Excluded Business” shall mean any Person (including any Competing Business) primarily engaged in the business of (A) exploring for, developing or producing crude oil or natural gas, (B) gathering, transporting, treating, processing or storing crude oil or natural gas at any point between (1) the wellhead and the entry flange of any long-haul large diameter crude oil and natural gas pipeline or (2) the exit flange of any long-haul large diameter crude oil and natural gas pipeline and any refining facility or other end-user of crude oil or natural gas or products derived therefrom, (C) providing compression services with respect to the gathering, transportation, processing or storing of crude oil or natural gas other than compression services with respect to long-haul large diameter crude oil and natural gas pipelines, or (D) providing any oilfield services related to any of the activities described in (A) through (C) above.
               (iv) “Field Personnel” shall mean all field-level employees and independent contractors of the Company or any of its Subsidiaries below the level of superintendant.
               (v) “Noncompete Period” shall mean (A) two years following the Closing Date as to SCF and (B) five years following the Closing Date as to all other Principal Stockholders.
               (vi) “Restricted Personnel” shall mean any past, present or future employee or independent contractor of the Company or any of its Subsidiaries, other than Field Employees, Gregory, Jackson, Beckelman, Jonathan Byers, Anita Colglazier and JoAnn Wheeler; provided, however, that any such Person shall no longer be Restricted Personnel as of the first anniversary of the date of the termination of such Person’s employment or independent contractor status with the Company or any of its Subsidiaries.
               (vii) “Restricted Persons” shall mean Price, Gregory, White, Jackson, Wise, Jones, Beckelman, Maggard and Stover.
               (viii) “Territory” shall mean the United States of America, Canada and any other jurisdiction in which the Company or any of its Subsidiaries has performed services or otherwise engaged in activities for the purpose of performing services.

               (ix) “Trade Secrets” shall mean trade secret and confidential information, including confidential technical or non-technical data, a formula, pattern, compilation, program, including computer software and related source codes, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential customers or suppliers, or other information similar to any of the foregoing. “Trade Secrets” shall not include an item of information that is or becomes available to the industry (e.g., available in the technical literature, databases or the like) or is in, or subsequently enters, the public domain other than as a result of a disclosure by the applicable Principal Stockholder.
     For purposes of the definition of Company Activities and Excluded Business, “large diameter” means pipelines that are 12 inches or more in diameter.
          (b) Trade Secrets. Each Principal Stockholder shall hold in confidence at all times after the date hereof during the Noncompete Period all Trade Secrets of the Company and its Subsidiaries as to which such Principal Stockholder had knowledge prior to the Closing, and shall not disclose, publish or make use of Trade Secrets at any time after the date hereof without the prior written consent of Parent, except as necessary in the ordinary course of performing such Principal Stockholder’s duties for the Company or any of its Subsidiaries, to the extent such Principal Stockholder is a director, officer or employee of the Company or any of its Subsidiaries. Nothing in this Agreement shall diminish the rights of Parent or its Affiliates regarding the protection of Trade Secrets and other intellectual property pursuant to Applicable Laws from and after the Closing Date. Notwithstanding anything herein to the contrary, nothing in this Section 6.12(b) shall in any way limit or restrict the ability of SCF to acquire any Person or make an investment in any Person, including a Competing Business.
          (c) Noncompetition.
               (i) The Restricted Persons hereby acknowledge that the Company, its Subsidiaries and Parent each conducts Company Activities throughout the Territory. The Restricted Persons acknowledge that to protect adequately the interest of Parent in the Company and its Subsidiaries, it is essential that any noncompete covenant with respect thereto cover all Company Activities and the entire Territory except as otherwise provided in this Section 6.12(c).
               (ii) The Restricted Persons hereby agree that, except as otherwise provided in this Section 6.12(c), they shall not, during the Noncompete Period, in any manner, directly or indirectly or by assisting others, engage in, have an equity or profit interest in, or render services (of an executive, marketing, manufacturing, research and development, administrative, financial or consulting nature) to any Competing Business. Notwithstanding the foregoing, nothing in this Section 6.12(c) shall in any manner prohibit or limit Jackson or Beckelman from (A) engaging in, having an equity or profit interest in, or rendering services (of an executive, marketing, manufacturing, research and development, administrative, financial or consulting nature) to any Excluded Business or (B) providing financial or investment banking advice to a Competing Business while such Person is employed by a bank, investment banking firm or other financial advisory institution.
               (iii) Subject to Section 6.12(c)(ii), and without limiting the generality of the foregoing restrictions, the Restricted Persons hereby further agree that, during the

Noncompete Period, they shall not, directly or indirectly, alone or as a partner, joint venturer, officer, director, stockholder, employee, consultant, agent or independent contractor of, or lender to, any person or business, (x) create or maintain any business relationship with any customer of the Company or any of its Subsidiaries (including the sale or provision of any Company Activities to or for any such customer), or otherwise solicit any customer of the Company or any of its Subsidiaries for the benefit of any Competing Business or (y) request, advise or induce any customer of the Company or any of its Subsidiaries to withdraw, curtail or cancel, the relationship such Person has with Company or any of its Subsidiaries; provided, however, that the passive ownership of less than one percent of the ownership interests of an entity having a class of securities that is traded on a national securities exchange or over-the-counter market shall not be a violation of this Section 6.12(c). Notwithstanding the foregoing, Jackson and Beckelman shall not be restricted from engaging in any of the activities in clause (x) of this Section 6.12(c)(iii) solely for the benefit of an Excluded Business.
          (d) Nonsolicitation. The Principal Stockholders hereby agree that, except as otherwise provided in this Section 6.12(d), they shall not, during the Noncompete Period, in any manner directly or indirectly or by assisting others, recruit or hire away or attempt to recruit or hire away, on their behalf or on behalf of any other Person, any Restricted Personnel. Notwithstanding the foregoing, nothing in this Section 6.12(d) shall limit the ability of any Person in whom SCF holds a direct or indirect equity investment from recruiting or hiring any Restricted Personnel so long as SCF has not taken any action to encourage the recruitment or hiring of such Restricted Personnel by such Person.
          (e) Severability. If a judicial or arbitral determination is made that any of the provisions of this Section 6.12 constitutes an unreasonable or otherwise unenforceable restriction against the Principal Stockholders, the provisions of this Section 6.12 shall be rendered void only to the extent that such judicial or arbitral determination finds such provisions to be unreasonable or otherwise unenforceable with respect to it. In this regard, the Parties hereby agree that any judicial authority construing this Agreement shall be empowered to sever any portion of the Territory, any prohibited business activity or any time period from the coverage of this Section 6.12 and to apply the provisions of this Section 6.12 to the remaining portion of the Territory, the remaining business activities and the remaining time period not so severed by such judicial or arbitral authority. The time period during which the prohibitions set forth in this Section 6.12 shall apply shall be tolled and suspended for a period equal to the aggregate time during which any of the Principal Stockholders violate such prohibitions in any respect.
          (f) Injunctive Relief. The Principal Stockholders hereby acknowledge and agree that the remedies at law would be inadequate to protect the Company, its Subsidiaries and Parent against any actual or threatened breach of the provisions contained in this Section 6.12 by any of the Principal Stockholders, and that any such breach would cause irreparable harm, and, as such, the Principal Stockholders further agree that Parent shall be entitled to injunctive relief without making proof of actual damages. Such injunctive relief shall not be deemed exclusive remedies for any such breach, but shall be in addition to and without prejudice to any other rights or remedies otherwise available to Parent. The Principal Stockholders agree that, in connection with any injunctive relief sought by Parent, any and all bonding requirements are hereby waived. In the event of any legal proceeding (whether at law or in equity) relating to this Agreement, if a court of competent jurisdiction determines that a Principal Stockholder has breached this

Agreement, then that Principal Stockholder shall be liable and pay to Parent any costs in connection with such proceeding and any appeal therefrom, including reasonable legal fees, and Parent shall be entitled to pursue the recovery of all damages, losses and liabilities related to such breach.
          (g) Reasonable Restraint. It is agreed by the Parties hereto that the foregoing covenants in this Section 6.12 are necessary in terms of time, activity and territory to protect the interests of Parent in the assets and businesses being acquired pursuant to the terms of this Agreement and impose a reasonable restraint on the Principal Stockholders in light of the activities and businesses of the Company and its Subsidiaries on the date of the execution of this Agreement and the current plans of the Company and its Subsidiaries.
     Section 6.13 Tax Matters. Subject to Article IX (including Section 9.7), the following provisions shall govern the allocation of responsibility as between Parent, Sub, the Company and the Principal Stockholders for certain Tax matters following the Closing Date:
          (a) Responsibility for Taxes.
               (i) As between Parent and each Affiliate of Parent and the Principal Stockholders, the Principal Stockholders shall be severally (based on each Principal Stockholder’s Ownership Percentage relative to the other Principal Stockholders) and not jointly liable for the following Taxes, without duplication and in accordance with and subject to the terms of Article IX, (i) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, to the extent such Taxes are for a Pre-Closing Tax Period or otherwise relate to an event or transaction occurring before the Closing, and (iii) any and all Taxes of any person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing.
               (ii) Subject to the provisions of Article IX (including, without limitation, the provisions of Section 9.7), the Principal Stockholders shall be liable for Taxes pursuant to Section 6.13(a) or as a result of a breach or inaccuracy of any representation or warranty made by the Company pursuant to Section 4.14, but only to the extent such Taxes in the aggregate exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Closing Date Balance Sheet (rather than by notes thereto) prepared by Parent in accordance with GAAP (the “Tax Reserve”), except that the Tax Reserve on the Closing Date Balance Sheet will not include any increase in any Tax liability account established after June 30, 2009 for contingent Tax liabilities under FAS 5 or FIN 48. Notwithstanding anything to the contrary herein, the Parties agree that (i) the Tax Reserves on the Closing Date Balance Sheet shall include an additional accrual for property taxes in the amount of $550,000 that was not reflected as a liability for such Taxes on the June 30 Balance Sheet, and (ii) for the avoidance of doubt, the Company and the Subsidiaries shall take into account for purposes of calculating the Tax Reserve in accordance with GAAP all deposits, advance payments and prepayments of Taxes, including any Tax refunds (or credits in lieu of such refunds) attributable to any Tax Returns for the taxable year ending December 31, 2008, made by the Company or any of its Subsidiaries prior to the Closing Date. Nothing in the preceding sentence shall be construed to limit the amount of property taxes that may be accrued in the ordinary course of business and included in the Tax Reserves shown on the Closing Date Balance Sheet with respect to any period after June 30, 2009.
               (iii) Within forty-five (45) calendar days following the Closing Date, Parent shall prepare and deliver to the Stockholder Representative a schedule setting forth Parent’s determination of the Closing Date Balance Sheet (the “Closing Date Balance Sheet”) reflecting proper accruals for Taxes. From the Closing Date until the final determination of the Closing Date Balance Sheet, Parent will provide the Stockholder Representative and its representatives with access, during reasonable hours and under reasonable circumstances, to the books and records, personnel and accountants of the Surviving Company as is reasonably necessary to prepare the Closing Date Balance Sheet. The Stockholder Representative shall have thirty (30) calendar days following receipt of Parent’s determination of the Closing Date Balance Sheet during which to review Parent’s determination of the Closing Date Balance Sheet, and to notify Parent in writing of any dispute of any item contained in the Closing Date Balance Sheet, which notice shall set forth in reasonable detail the basis for such dispute. Parent and the Stockholder Representative shall cooperate in good faith to resolve any such disputed items as promptly as possible. In the event Parent and the Stockholder Representative are unable to resolve any disputed item within fifteen (15) calendar days following notice of such dispute, Parent and the Stockholder Representative shall each prepare a schedule setting forth its determination of the Closing Date Balance Sheet. The Stockholder Representative’s determination of the Closing Date Balance Sheet (the “Stockholders’ Closing Date Balance Sheet”) shall include the Stockholder Representative’s proposal regarding the disputed items that remain unresolved in accordance with the preceding sentence, and Parent’s determination of the Closing Date Balance Sheet as of the Closing Date (the “Parent’s Closing Date Balance Sheet”) shall include Parent’s proposal regarding such unresolved disputed items. The only differences between Parent’s Closing Date Balance Sheet and the Closing Date Balance Sheet shall relate to the unresolved disputed items, it being understood that all other items shall be deemed final and binding on the Parties and no additional issues may be raised in connection with the preparation of such schedules other than such unresolved disputed items. The schedules reflecting Parent’s Closing Date Balance Sheet and the Stockholders’ Closing Date Balance Sheet shall be submitted to, and such disputed items shall be resolved by an independent accounting firm having appropriate expertise as selected in good faith by the mutual agreement of Parent and the Stockholder Representative as promptly as practicable (such firm, the “Accounting Arbitrator”). Parent and the Stockholder Representative shall cooperate with the Accounting Arbitrator and shall provide the Accounting Arbitrator access to such books and records as may be reasonably necessary to permit a determination by the Accounting Arbitrator. The Accounting Arbitrator shall resolve the disputed items solely by determining what it believes in its professional judgment to be the most accurate calculation of the amount of Closing Date Balance Sheet in accordance with the terms of this Agreement. The decision by the Accounting Arbitrator shall be final and binding on the Parties. Parent and the Stockholder Representative shall use their

Reasonable Efforts to resolve the dispute within thirty (30) days of the engagement of the Accounting Arbitrator. If at any time the Parties resolve their dispute, then notwithstanding the preceding provisions of this Section 6.13(a), the Accounting Arbitrator’s involvement promptly shall be discontinued and the Closing Date Balance Sheet shall be revised, if necessary, to reflect such resolution and thereupon shall be final and binding on the Parties. All of the costs and expenses of the Accounting Arbitrator shall be borne equally by Parent and the Stockholders regardless of whether the disputed items are settled by the Accounting Arbitrator or by agreement of the Parties following the designation of the Accounting Arbitrator. The determination and decision of the Accounting Arbitrator shall be final and nonappealable and shall be valid and binding upon the Parties hereto and their successors and assigns and may be enforced in any court of competent jurisdiction.
          (b) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
          (c) Responsibility for Filing Tax Returns. The Principal Stockholders shall be responsible for the preparation and filing of all Tax Returns of the Company or any of its Subsidiaries (including any consolidated (or combined) group of companies of which the Company is the common parent) that are required to be filed on or before the Closing Date. For avoidance of doubt, the Principal Stockholders shall be responsible for the preparation of the statement required by IRS Notice 2009-4 related to information required under Treasury Regulation Section 1.351-3 with respect to the Company’s U.S. federal income Tax Return for the year ending December 31, 2008. Parent shall be responsible for the preparation of any Tax Returns due from or on behalf of the Company or any of its Subsidiaries (including any consolidated (or combined) group of companies of which the Company is the common parent for the period ending on the Closing Date) that are required to be filed after the Closing Date. With respect to the U.S. federal income Tax Return prepared by Parent for a Tax period that ends on the Closing Date, Parent shall deliver to the Stockholder Representative a draft of such Tax Return at least thirty (30) days prior to the due date, including extensions of time to file, therefor for review and comment. Parent shall consider in good faith any comments thereafter received from the Stockholder Representative, and make any changes reasonably requested by the Stockholder Representative, with respect to such Tax Returns. Parent shall timely file such Tax Returns or cause such Tax Returns to be timely filed with the relevant Tax authority.
          (d) Cooperation on Tax Matters.
               (i) Parent, the Company and its Subsidiaries, and the Principal Stockholders shall cooperate fully, as and to the extent reasonably requested by the other Party,

in connection with the preparation and filing of Tax Returns, including the filing of the statement required by IRS Notice 2009-4 prepared by the Principal Stockholders pursuant to this Section 6.13 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and its Subsidiaries and the Principal Stockholders agree (A) to the extent not delivered to the other Party or its Affiliates pursuant to this Agreement, to retain all books and records in their possession or control with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent or the Principal Stockholders, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Company and its Subsidiaries or the Principal Stockholders, as the case may be, shall allow the other Party to take possession of such books and records.
               (ii) Parent and the Principal Stockholders further agree, upon request, to use their Reasonable Efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).
     Section 6.14 Rule 144 Reporting. For the purpose of making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Merger Stock Consideration to the public without registration, Parent agrees to use its Reasonable Efforts to meet the conditions set forth in paragraph (c)(1) of Rule 144 under the Securities Act until the one-year anniversary of the Closing Date.
     Section 6.15 Repayment of Related-Party Loans. All receivables of the Company and each of its Subsidiaries or other amounts owing to the Company or its Subsidiaries by any director, officer or employee of the Company or any of its Subsidiaries or by any Stockholder or any Affiliate of the Company or any Affiliate of a Stockholder shall be paid in full prior to the Closing Date. All receivables of any director, officer or employee of the Company or its Subsidiaries or of any Stockholder or any Affiliate of the Company or any Affiliate of a Stockholder or other amounts owing to any such Person by the Company or any of its Subsidiaries, other than reasonable expense reimbursements in the ordinary course of business, shall be paid in full prior to the Closing Date.
     Section 6.16 Termination and Release. As promptly as practicable after the date hereof and, in any event, prior to the Closing Date, Gregory shall cause the Lease Agreement by and between Gregory & Cook, Inc., as lessor, and Price Gregory Construction, Inc., as lessee, for the storage facility located at 2230 Genoa Red Bluff Road, Houston, Texas 77034 to be terminated, with the lessor executing a written release in favor of the Company and its Subsidiaries releasing each of them from all liability associated with such property and the lease and occupancy thereof, in a form that is reasonably satisfactory to Parent.

     Section 6.17 Parachute Payments. The Parties acknowledge that a portion of the payments and benefits to be provided to certain directors of the Company and Company non-union employees in connection with the transactions contemplated by this Agreement may constitute “parachute payments” under Section 280G of the Code unless stockholder approval of such payments is obtained in a manner that satisfies the requirements of Section 280G(b)(5) of the Code. Notwithstanding anything to the contrary in this Agreement, subject to the prior review and approval of Parent (which review and approval shall not be unreasonably delayed or withheld), the Company may seek such stockholder approval in such manner and the Company may take any and all actions reasonably necessary to secure such approval. On the Closing Date, the Company shall provide to Parent an original, fully executed copy of all stockholder consents, if any, obtained pursuant to the provisions of this Section 6.17.
     Section 6.18 Voluntary Termination; Transition Services. Each of Jackson and Beckelman shall be permitted to terminate their respective employment with the Company as of the Effective Time and such termination shall be deemed to be a voluntary termination for “Good Reason” as set forth in such individual’s Existing Employment Agreement with the Company; provided that, at the request of Parent, such individual shall agree to remain as a consultant to the Company for a reasonable transition period through no later than December 31, 2009 on reasonable and customary terms that do not cause such individual to fail to have a “separation from service” within the meaning of Section 409A of the Code.
ARTICLE VII.
CONDITIONS TO CLOSING
     Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the Merger will be subject to the fulfillment at or prior to the Closing of each of the following conditions:
          (a) Company Stockholder Approval. This Agreement shall have been adopted by the holders of Shares of Company Stock constituting the Company Stockholder Approval, and holders of the Outstanding Preferred Shares (including Price and Gregory) constituting the “Required Approval” (as defined and determined in accordance with the Series A Designations) shall have executed and delivered written consents (in person or by proxy) providing that neither the Merger nor any other transaction contemplated by this Agreement shall constitute a Liquidation Event for purposes of the Series A Designations.
          (b) Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Merger may not be consummated as provided in this Agreement, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.
          (c) HSR Act. Any waiting period (or extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (d) Other Consents. All other consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity required in connection with the consummation of the Merger will have been obtained or made, except where the failure to have obtained or made any such consent, approval, order, authorization, declaration or filing would not have a material adverse effect on Parent or the assets, liabilities, results of operations, business or prospects of the Company and its Subsidiaries after the Closing.
     Section 7.2 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Merger will be subject to the fulfillment at or prior to the Closing of each of the following additional conditions (any or all of which may be waived by Parent in whole or in part to the extent permitted by Applicable Laws):
          (a) Representations and Warranties. The representations and warranties of the Principal Stockholders set forth in Article III and the representations and warranties of the Company set forth in Article IV shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects and except that representations and warranties that speak as of a specified date shall have been true and correct only on such date);
          (b) Performance of Obligations of the Company and the Principal Stockholders. The Company and the Principal Stockholders shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement on or prior to the Closing Date;
          (c) No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
          (d) Company and Principal Stockholder Certificates. The Company shall have executed and delivered to Parent a certificate signed by a duly authorized officer as to compliance with the conditions set forth in Section 7.2(a), (b) and (c) and each Principal Stockholder shall have executed and delivered to Parent a certificate signed individually or by a duly authorized officer as to its compliance with the conditions in Section 7.2(a) and (b);
          (e) Certificate of Payment of Accrued Dividend Value. The Company shall have executed and delivered to Parent a certificate signed by a duly authorized officer of the Company certifying that all dividends accrued on the Outstanding Preferred Shares prior to the Closing Date shall have been paid in full in cash;
          (f) Third-Party Consents. The Company and the Stockholder Representative shall have obtained and delivered to Parent the written consents or approvals of third parties set forth in Schedule 7.2(f);

          (g) Principal Stockholder Releases and Spousal Consents. Each Principal Stockholder and such Principal Stockholder’s spouse (if any) shall have executed and delivered a release, waiver and spousal consent substantially in the form attached hereto as Exhibit 7.2(g);
          (h) Closing Date Debt; Release of Liens. The Closing Date Debt (other than, subject to Section 2.8, any Continuing Debt) shall have been repaid in full, and the Company and the Stockholder Representative shall have delivered to Parent satisfactory evidence that the Credit Agreement has been terminated in full and all Liens (other than Permitted Exceptions and Liens securing any Continuing Debt not required to be repaid) affecting the real and personal property of the Company and its Subsidiaries have been released, including the Liens set forth in Schedule 7.2(h);
          (i) Tax Opinion. Parent shall have received from Baker & Hostetler LLP, counsel to Parent, on the Closing Date, a written opinion dated as of the Closing Date in form and substance satisfactory to Parent to the effect that the Merger will constitute a reorganization pursuant to Section 368 of the Code and certain tax consequences will result therefrom. In connection with rendering such opinion, Parent, the Company and the Principal Stockholders shall provide representation letters to such counsel to Parent in form and substance as such counsel to Parent deems reasonably necessary and such counsel to Parent shall be entitled to rely upon such representation letters provided by Parent, the Company and the Principal Stockholders;
          (j) Withholding Taxes. The Company shall have properly withheld all Taxes payable by any holder of stock options to purchase Company Common Stock upon exercise of such stock options and any holder of restricted shares of Company Common Stock upon the vesting of such restricted shares of Company Common Stock and shall have paid to the proper Tax authorities in cash all Taxes payable by such holders and by the Company in connection therewith;
          (k) Employment Agreements. Each of White, Wise and Mike Langston shall have executed and delivered to Parent an employment agreement with the Company, which shall be in the form attached hereto as Exhibit 7.2(k) (the “Employment Agreement”);
          (l) Officers and Directors. All officers and directors of each of the Subsidiaries of the Company shall have resigned from such positions (but not as to their employment with the Company or any of its Subsidiaries);
          (m) FIRPTA Certificate. The Company shall have delivered to Parent a certificate that the Outstanding Shares are not U.S. real property interests within the meaning of Section 897(c) of the Code, which shall be in the form attached hereto as Exhibit 7.2(m);
          (n) Section 228(e) Notice. The Company shall have delivered to the holders of Company Stock the Section 228(e) Notice and twenty days shall have passed after the mailing of the Section 262 Notice, in each case as provided in Section 2.7 and in accordance with Applicable Laws.
          (o) Principal Stockholder Ancillary Documents. The Stockholder Representative shall have delivered, or caused to be delivered, to Parent the following:

               (i) certificates by the Secretary of the Company and its Subsidiaries, dated the Closing Date, as to (1) the good standing of the Company and its Subsidiaries in its jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business, (2) true and correct copies of its charter documents and no amendments to its charter documents and (3) the effectiveness of all board and stockholder resolutions of the Company passed in connection with this Agreement and the transactions contemplated hereby;
               (ii) the organizational record books, minute books and corporate seal of the Company and its Subsidiaries; and
               (iii) all other documents required to be entered into by the Company or the Principal Stockholders pursuant to this Agreement at or prior to the Closing or reasonably requested by Parent to effect the Merger or to otherwise consummate the transactions contemplated by this Agreement.
     Section 7.3 Conditions to Obligations of the Company and the Principal Stockholders. The obligations of the Company and the Principal Stockholders to consummate the Merger will be subject to the fulfillment at or prior to the Closing of each of the following additional conditions (any or all of which may be waived by the Company and the Stockholder Representative in whole or in part to the extent permitted by Applicable Laws):
          (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in Article V shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects and except that representations and warranties that speak as of a specified date shall have been true and correct only on such date);
          (b) Performance of Obligations by Parent. Parent shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement on or prior to the Closing Date;
          (c) Certificates. Parent shall have delivered to the Company and the Stockholder Representative a certificate signed by a duly authorized officer as to compliance with the conditions set forth in Sections 7.3(a), (b) and (c);
          (d) Tax Opinion. The Company shall have received from Vinson & Elkins LLP, counsel to Company, on the Closing Date, a written opinion dated as of the Closing Date in form and substance satisfactory to the Company to the effect that the Merger will constitute a reorganization pursuant to Section 368 of the Code and certain tax consequences will result therefrom. In connection with rendering such opinion, Parent, the Company and the Principal Stockholders shall provide representation letters to such counsel to Company in form and substance as such counsel to Company deems reasonably necessary and such counsel to Company shall be entitled to rely upon such representation letters provided by Parent, the Company and the Principal Stockholders.

          (e) Employment Agreements. Parent shall have executed and delivered to each of White, Wise and Mike Langston an Employment Agreement;
          (f) NYSE Listing. The Parent Common Stock issuable pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;
          (g) Parent Ancillary Documents. Parent shall have delivered, or caused to be delivered, to the Company and the Stockholder Representative the following:
               (i) certificates by the Secretary or any Assistant Secretary of Parent or Sub, as applicable, dated the Closing Date, as to (A) the good standing of Parent and Sub in its jurisdiction of incorporation or formation, as applicable, (B) no amendments to their respective constituent or charter documents and (C) the effectiveness of all board resolutions of Parent and of the sole member of Sub passed in connection with this Agreement and the transactions contemplated hereby; and
               (ii) all other documents required to be entered into or delivered by Parent or Sub at or prior to the Closing pursuant to this Agreement.
ARTICLE VIII.
TERMINATION
     Section 8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”):
          (a) in writing by mutual consent of Parent and the Company.
          (b) by either the Company or Parent:
               (i) if (A) any Governmental Entity having jurisdiction over any Party hereto shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable or if there shall be adopted any law or regulation that makes consummation of the Merger illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i)(A) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i)(A) occurring;
               (ii) if the Merger shall not have been consummated on or before 5:00 p.m., Houston time, on the sixtieth (60th) day following the date of this Agreement; provided, that if Parent or Sub receives a Second Request and irrevocably waives the termination right set forth in Section 8.1(d), then neither party shall have the right to terminate pursuant to this Section 8.1(b)(ii) until the one hundred and fifth (105th) day following the date of this Agreement; or
               (iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it was continuing as of the Closing Date and (B) cannot be cured by the Termination Date (a “Terminable Breach”); provided, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement.
          (c) by Parent if the Company does not prior to 4:00 am, Houston, Texas time, on the first Business Day after the date of this Agreement, deliver evidence satisfactory to Parent that the Company Stockholder Approval has been obtained.
          (d) by Parent if Parent or Sub has received a Request for Additional Information and Documentary Materials (a “Second Request”) pursuant to the HSR Act from either the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or if an equivalent request has been received under any foreign antitrust merger control laws.
     Section 8.2 Specific Performance and Other Remedies. The Parties each acknowledge that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non-breaching Party may be without an adequate remedy at law. The Parties agree, therefore, that in the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party in this Agreement, the non-breaching Party may, subject to the terms of this Agreement and in addition to any remedies at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.
     Section 8.3 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement will forthwith become void and there will be no liability on the part of any Party or its respective partners, officers, directors or stockholders, except for obligations under Section 6.9, Section 11.7, Section 11.8 and Section 11.15 and this Section, all of which will survive the Termination Date. Notwithstanding the foregoing, nothing contained in this Section 8.3 will relieve any Party from liability for any Losses arising from any breach of such Party’s obligations and covenants set forth in this Agreement or any other liability for any damages for any knowing and intentional breach of such Party’s obligations and covenants set forth in this Agreement, in each case, prior to the Termination Date.
ARTICLE IX.
INDEMNIFICATION
     Section 9.1 Indemnification Obligations of the Principal Stockholders.
          (a) Subject to the other terms of this Article IX, from and after the Closing Date, each Principal Stockholder, severally (based on such Principal Stockholder’s Ownership Percentage relative to the other Principal Stockholders) and not jointly, will indemnify, defend and hold harmless Parent and its Affiliates, the Company and its Subsidiaries, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and permitted assigns of any of the foregoing (collectively, the “Parent

Indemnified Parties”) from, against and in respect of any and all Losses arising out of or resulting from:
               (i) any breach or inaccuracy of any representation or warranty made by such Principal Stockholder in Article III or in any Principal Stockholder Ancillary Document executed and delivered by such Principal Stockholder, whether such breach or inaccuracy exists or is made on the date of this Agreement (without giving effect to any supplements to such Principal Stockholders’ schedules) or as of the Closing Date (without giving effect to any supplements to such Principal Stockholders’ schedules);
               (ii) any breach or inaccuracy of any representation or warranty made by the Company in Article IV (other than Section 4.14 (Tax Returns; Taxes)) or in any Company Ancillary Document, whether such breach or inaccuracy exists or is made on the date of this Agreement (without giving effect to any supplements to the Company’s schedules) or as of the Closing Date (without giving effect to any supplements to the Company’s schedules, except as provided in Section 6.10(b));
               (iii) any breach of any covenant, agreement or undertaking made by the Company in this Agreement or in any of the Company Ancillary Documents that in each case is to be performed on or before the Closing Date;
               (iv) any breach of any covenant, agreement or undertaking made by such Principal Stockholder in this Agreement or in any Principal Stockholder Ancillary Document executed and delivered by such Principal Stockholder that in each case is to be performed on or before the Closing Date;
               (v) any breach of any covenant, agreement or undertaking by such Principal Stockholder in this Agreement or in any Principal Stockholder Ancillary Document executed and delivered by such Principal Stockholder that in each case is to be performed after the Closing Date; or
               (vi) any matters set forth in Schedule 4.11(a), Schedule 4.11(b) or the last two sentences of Item 1 of Schedule 4.16(e);
               (vii) any breach or inaccuracy of any representation or warranty made by the Company in Section 4.14, whether such breach or inaccuracy exists or is made on the date of this Agreement or as of the Closing Date, or any liability for Taxes arising out of Section 6.13; and
               (viii) any Closing Date Debt (other than, subject to Section 2.8, any Continuing Debt) that is not repaid in full on or prior to the Closing Date.
          (b) “Losses” means any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses); provided, however that the term Losses shall exclude any consequential (including lost profits), punitive, special, indirect or exemplary damages alleged to have resulted from any untrue representation or warranty in this Agreement or a breach by any Party of any provision of this Agreement or in any other document contemplated herein or delivered pursuant hereto, and in no event shall any Party have the right to recover for any such damages unless, and solely to the extent that, a Party hereto becomes obligated to pay such damages to a third party that is not an Affiliate of such Party.
          (c) “Ownership Percentage” means each Stockholder’s relative percentage ownership of the Outstanding Shares as set forth next to such Stockholder’s name on Schedule 4.4 (which Schedule shall be updated so as to be accurate as of the Closing Date).
     The Losses of the Parent Indemnified Parties described in this Section 9.1 as to which the Parent Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as the “Parent Losses.”
     Section 9.2 Indemnification Obligations of Parent.
          (a) Subject to the other terms of this Article IX, Parent will indemnify and hold harmless each Stockholder and each of their respective agents and representatives and each of the heirs, executors, successors and permitted assigns of any of the foregoing (collectively, the “Stockholder Indemnified Parties”) from, against and in respect of all Losses arising out of or resulting from:
               (i) any breach or inaccuracy of any representation or warranty made by Parent in Article V or in any Parent Ancillary Document, whether such breach or inaccuracy exists or is made on the date of this Agreement or as of the Closing Date; or
               (ii) any breach of any covenant, agreement or undertaking made by Parent in this Agreement or in any of the Parent Ancillary Documents.
The Losses of the Stockholder Indemnified Parties described in this Section 9.2 as to which the Stockholder Indemnified Parties are entitled to indemnification are hereinafter collectively referred to as “Stockholder Losses.”
     Section 9.3 Indemnification Procedure.
          (a) Promptly after receipt by a Parent Indemnified Party or a Stockholder Indemnified Party (hereinafter collectively referred to as an “Indemnified Party”) of notice by a third party (including any Governmental Entity) of any Actions or the commencement of any audit with respect to which such Indemnified Party may be entitled to receive payment hereunder for any Parent Losses or any Stockholder Losses (as the case may be), such Indemnified Party will notify Parent or the Stockholder Representative, as the case may be (in such capacity, Parent or the Principal Stockholders are hereinafter referred to as an “Indemnifying Party”), of such Action or audit; provided, however, that the failure to so notify the Indemnifying Party will relieve the Indemnifying Party from liability under this Agreement with respect to such Action only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such Action. Unless (i) the Indemnifying Party is also a party to such Action and the Indemnified Party’s counsel shall have advised the Indemnified Party that a conflict of interests exists that would make joint representation inappropriate or (ii) the

Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Action, the Indemnifying Party will have the right, at its sole expense, upon written notice delivered to the Indemnified Party within ten calendar days after receiving such notice, to assume the defense of such Action with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party shall have acknowledged in writing to the Indemnified Party its unqualified obligation to fully indemnify the Indemnified Party pursuant to this Article IX. In the event, however, that the Indemnifying Party (A) declines or fails to (1) assume the defense of the Action on the terms provided above, (2) provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Action and provide indemnification with respect to such Action or (3) employ counsel reasonably satisfactory to the Indemnified Party, in any case within such ten-day period, or (B) the Indemnifying Party is also a party to such Action and the Indemnified Party’s counsel shall have advised the Indemnified Party that a conflict of interests exists that would make joint representation inappropriate, then such Indemnified Party may employ counsel to represent or defend it in any such Action and the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single Action. In any Action with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Action, will have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, will at all times use Reasonable Efforts to keep the Indemnified Party or the Indemnifying Party, as the case may be, reasonably apprised of the status of the defense of any Action the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such Action.
          (b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 9.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (i) such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (iii) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.
          (c) A claim for indemnification by an Indemnified Party for any matter not involving an Action by a third party may be asserted by written notice to the Indemnifying Party from whom indemnification is sought. Such notice will specify with reasonable specificity the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party will establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five (5) Business Days of the final determination of the merits and amount of such claim, the

Indemnifying Party will pay to the Indemnified Party immediately available funds (or, if the Indemnified Party is a Parent Indemnified Party, in accordance with this Article IX) in an amount equal to such claim as determined hereunder.
     Section 9.4 Claims Period. For purposes of this Agreement, a “Claims Period” shall be the period during which a claim for indemnification may be asserted under this Agreement by an Indemnified Party. The Claims Periods under this Agreement shall begin on the Closing Date and terminate as follows:
          (a) with respect to any Parent Losses arising (i) under Section 9.1(a)(i), (ii) under Section 9.1(a)(ii) solely with respect to any breach or inaccuracy of any representation or warranty in Sections 4.1 (Organization), 4.2 (Authorization), 4.3 (Subsidiaries, Joint Ventures, and Investments), 4.4 (Capitalization), 4.5 (Absence of Restrictions and Conflicts; Consents), and 4.26 (Brokers, Finders and Investment Bankers) (collectively, the “Surviving Representations”) or (iii) under any of Sections 9.1(a)(v) and 9.1(a)(viii) (collectively, the “Surviving Obligations”), the Claims Period shall continue indefinitely, except as limited by Applicable Laws (including by applicable statutes of limitation) or as otherwise provided in Section 9.4(d);
          (b) with respect to Parent Losses arising under Section 9.1(a)(vii), the Claims Period shall survive until 90 days following the expiration of the applicable statute of limitations;
          (c) with respect to Stockholder Losses arising under Section 9.2(a)(ii), the Claims Period shall continue indefinitely, except as limited by Applicable Laws (including any applicable statutes of limitation);
          (d) with respect to any Parent Losses asserted against SCF and arising (i) under Section 9.1(a)(ii) solely with respect to any breach or inaccuracy of any representation or warranty in any of the Surviving Representations or (ii) under Section 9.1(a)(viii), the Claims Period shall continue until December 31, 2015; and
          (e) with respect to all other Parent Losses or Stockholder Losses arising under this Agreement, the Claims Period shall terminate on the date that is eighteen (18) months after the Closing Date.
     Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.
     Section 9.5 Limits of Liability.
          (a) Parent Basket. Notwithstanding anything to the contrary set forth herein, Parent Indemnified Parties shall not assert a claim against the Principal Stockholders for indemnification under Sections 9.1(a)(ii) or 9.1(a)(vi) for Parent Losses unless and until the aggregate amount of such Parent Losses exceeds $2,000,000 (the “Parent Basket”) and then the recoverable Losses shall be limited to those that exceed the Parent Basket; provided, however, the any claim for breach of the Surviving Representations shall not be subject to the Parent Basket and shall not count against the Parent Basket. In addition, any claim by the Parent Indemnified Parties against the Principal Stockholders for indemnification under Section 9.1(a)(vii) or for breach of the representations and warranties set forth in Sections 4.14 (Tax Returns; Taxes) shall not be subject to the Parent Basket unless it is asserted after the date that is eighteen (18) months after the Closing Date (in which case such Parent Basket shall be reduced by the aggregate amount of claims for Parent Losses under Sections 9.1(a)(ii) or 9.1(a)(vi) made prior to the date that is eighteen (18) months after the Closing Date). For purposes of calculating the amount of Parent Losses incurred in respect of the Parent Basket, any materiality or Material Adverse Effect qualifications in the representations and warranties shall be ignored.
          (b) Maximum Liability. The aggregate liability of each Principal Stockholder under Sections 9.1(a)(ii), 9.1(a)(iii), 9.1(a)(iv), 9.1(a)(vi) and 9.1(a)(vii) shall not exceed the product of such Principal Stockholder’s Ownership Percentage and $35,000,000 (the “Aggregate Cap”); provided, however, that the Aggregate Cap shall not apply to any Losses arising out of or resulting from any breach or inaccuracy of the Surviving Representations; and provided further that the Aggregate Cap shall not apply to Losses related to an indemnity claim under the Combination Agreement as contemplated under Section 9.5(c)(iii). Each Principal Stockholder’s aggregate liability under this Article IX shall not exceed the Merger Consideration (including the Escrow Fund) received by such Principal Stockholder pursuant to this Agreement.
          (c) Tax Indemnity. The Parent Indemnified Parties shall not be entitled to recover pursuant to Section 9.1(a)(vii) with respect to any liability of the Company or any of its Subsidiaries for Taxes (i) except to the extent provided for in Section 6.13(a), (ii) resulting from the failure of the Merger to qualify as a reorganization under Section 368(a) of the Code, or (iii) with respect to federal income Taxes, to the extent the Company is entitled to recover the amount of such federal income Taxes pursuant to Article XII of the Combination Agreement dated as of January 31, 2008 among the Company and each of the other parties thereto (the “Combination Agreement”).
          (d) Nothing in this Agreement shall limit the rights of the Company or any other Person under the Combination Agreement, and none of the Parent Basket, the Aggregate Cap or any other limitation in this Agreement shall be applicable to any rights the Company or any other Person may have under the Combination Agreement.
     Section 9.6 Exclusive Remedy.
          (a) Except in the case of Fraud or criminal conduct (but only with respect to the Person against whom such Fraud or criminal misconduct claim is made and finally established and determined), if the Closing occurs, the monetary remedies set forth in this Article IX and the specific performance remedy referenced in Section 8.2 shall provide the sole and exclusive remedies arising out of, in connection with, relating to or arising under this Agreement, any document, agreement, certificate or other instrument delivered pursuant hereto or the transactions contemplated hereby, whether based on contract, tort, strict liability, other laws or otherwise, including any breach or alleged breach of any representation, warranty, covenant or agreement made herein or any other document contemplated herein or delivered pursuant hereto. In the event this Agreement is terminated without the occurrence of the

Closing, the sole and exclusive remedies of the Parties shall be as set forth in Section 8.3. The Parties acknowledge and agree that the remedies available in this Section 9.6 supersede (and each Party waives and releases) any other remedies available at law or in equity including rights of rescission, rights of contribution and claims arising under applicable statutes. “Fraud” means fraud as determined under common law as opposed to fraud as defined by Texas Business and Commerce Code Section 27.01.
     Section 9.7 Escrow Fund
          (a) Parent shall cause the Escrow Fund to be deposited on the Closing Date with the Escrow Agent to be held in trust pursuant to the terms hereof and the terms of the Escrow Agreement. The Escrow Shares shall be allocated to separate accounts maintained for each of the Stockholders that are not an Unaccredited Investor based on the number of Outstanding Shares held by such Stockholder multiplied by the Per Share Escrow Amount. The Escrow Cash shall be allocated to separate accounts maintained for each of the Stockholders that are an Unaccredited Investor based on the number of Outstanding Shares held by such Stockholder, multiplied by the Per Share Escrow Amount multiplied by the Average Closing Price. Prior to seeking payment directly from any Principal Stockholder for any indemnity claim under this Article IX, the Parent Indemnified Parties shall first seek to satisfy such claim from the Escrow Fund account maintained for such Principal Stockholder in accordance with the terms of this Section 9.7 and the Escrow Agreement. To the extent the Escrow Fund account maintained for a Principal Stockholder is insufficient to pay the amount of any indemnity claim of any Parent Indemnified Party, each Parent Indemnified Party shall, subject to the other limitations set forth in this Article IX, have the right to recover such amounts from such Principal Stockholder by any means allowed by Applicable Laws.
          (b) If a Parent Indemnified Party asserts an indemnity claim under this Article IX or an indemnity claim under the Combination Agreement as contemplated under Section 9.5(c) during the period beginning on the Closing Date and ending on the date that is eighteen (18) months after the Closing Date (the “Escrow Period”), the Parent Indemnified Party shall be entitled to indemnification by the Indemnifying Party in accordance with this Article IX by receiving from the Escrow Agent all or a portion of the Escrow Fund in an amount equal to the amount of such indemnity claim. For all purposes of this Article IX, the Escrow Shares shall be valued at the Average Closing Price, and such value shall be used for purposes of determining the amount of the liability of a Principal Stockholder for purposes of applying the Aggregate Cap of such Principal Stockholder, to the extent applicable.
          (c) To the extent any Parent Indemnified Parties are entitled to a distribution from the Escrow Fund as a result of an indemnity claim under Sections 9.1(a)(ii), 9.1(a)(iii), 9.1(a)(vi), 9.1(a)(vii) or 9.1(a)(viii), such distribution of the Escrow Fund to the Parent Indemnified Parties shall be in Escrow Shares and Escrow Cash in amounts pro rata based upon the Ownership Percentage of each Stockholder. To the extent any Parent Indemnified Parties are entitled to a distribution from the Escrow Fund as a result of an indemnity claim under Sections 9.1(a)(i), 9.1(a)(iv) or 9.1(a)(v), such distribution of the Escrow Fund to the Parent Indemnified Parties shall be in Escrow Shares and shall be distributed solely from the account maintained for the specific Principal Stockholder that is the Indemnifying Party. To the extent any Parent Indemnified Parties are entitled to assert an indemnity claim under the Combination

Agreement as contemplated under Section 9.5(c), any distribution of the Escrow Fund to such Parent Indemnified Parties shall be in Escrow Shares and shall be distributed solely from the account maintained for the specific Principal Stockholder that is an indemnifying party under the Combination Agreement.
          (d) All claims asserted by a Parent Indemnified Party during the Escrow Period that are not resolved and satisfied (including the obligation to pay any such indemnity claim) shall be deemed to be “Pending Claims.” The dollar amount of all Losses claimed in good faith in respect of Pending Claims arising under Sections 9.1(a)(ii), 9.1(a)(iii), 9.1(a)(vi), 9.1(a)(vii) and 9.1(a)(viii) are hereinafter referred to as the “Stockholder Pending Claim Amount,” the dollar amount of all Losses claimed in good faith in respect of Pending Claims against a particular Principal Stockholder arising under Sections 9.1(a)(i), 9.1(a)(iv) and 9.1(a)(v) are hereinafter referred to as the “Principal Stockholder Pending Claim Amount” and the dollar amount of all Losses claimed in good faith in respect of Pending Claims against a particular Stockholder arising under the Combination Agreement as contemplated under Section 9.5(c) are hereinafter referred to as the “Combination Agreement Pending Claim Amount.” On the first Business Day following the last day of the Escrow Period (the “Release Date”), Parent and the Stockholder Representative shall jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to each Stockholder, in accordance with the terms of and in the manner set forth on such instructions, the Escrow Shares or Escrow Cash, as the case may be, then held in the account maintained for such Stockholder in excess of the sum of (i) the amount of any Stockholder Pending Claim Amount multiplied by such Stockholder’s Ownership Percentage, (ii) the amount of any Principal Stockholder Pending Claim Amount against any such Stockholder that is a Principal Stockholder and (iii) the amount of any Combination Agreement Pending Claim Amount against any such Stockholder that is an indemnifying party under the applicable indemnification provision in Article XII of the Combination Agreement. An amount of the Escrow Fund equal in value to any Stockholder Pending Claim Amount, any Principal Stockholder Pending Claim Amounts and any Combination Agreement Pending Claim Amount, in the aggregate, as of the Release Date will continue to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement until such claim or claims have been fully resolved and the Escrow Agreement shall be deemed to be extended accordingly.
          (e) The fees and expenses of the Escrow Agent shall be borne 50% by the Stockholders and 50% by Parent.
          (f) Notwithstanding anything herein or in the Principal Stockholder Ancillary Documents or the Company Ancillary Documents to the contrary, each Stockholder shall have full voting rights with respect to the Escrow Shares held in the account maintained for such Stockholder during the period from the Closing Date unless and until such Escrow Shares are released to Parent from escrow pursuant to the terms of this Section 9.7.
          (g) To the extent requested by the Stockholder Representative, simultaneously with any instructions by Parent and the Stockholder Representative to the Escrow Agent in accordance with this Section 9.7 to release any Escrow Shares to the Stockholders, Parent shall cause the cancellation of certificated Escrow Shares and issuance of replacement certificated shares of Parent Common Stock to the Persons and in the denominations requested in writing by the Stockholders prior to the issuance of such instructions.
     Section 9.8 Investigations. The respective representations and warranties of the Parties contained in this Agreement or in any certificate or other document delivered by any Party prior to the Closing and the rights to indemnification set forth in Article IX will not be deemed waived or otherwise affected by any investigation made by a Party to this Agreement.
     Section 9.9 Compliance with Express Negligence Rule. ALL RELEASES, LIMITATIONS ON LIABILITY AND INDEMNITIES CONTAINED IN THIS AGREEMENT, INCLUDING THOSE IN THIS ARTICLE IX, SHALL APPLY IN THE EVENT OF THE SOLE, JOINT AND/OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF THE PARTY WHOSE LIABILITY IS RELEASED, DISCLAIMED, LIMITED OR INDEMNIFIED.
     Section 9.10 Insurance Proceeds. The Parent Losses and Stockholder Losses giving rise to any indemnification obligation hereunder shall be reduced by any insurance proceeds or other payments actually received by the Indemnified Party in satisfaction of any Losses giving rise to the claim for indemnification. Any Indemnified Party that becomes aware of Losses for which it intends to seek indemnification hereunder shall use Reasonable Efforts to collect any amounts to which it may be entitled under insurance policies; provided that such obligation shall not delay or otherwise affect the timing or collection of any indemnity claim hereunder from the other Party.
     Section 9.11 DISCLAIMER. THE COMPANY, ITS SUBSIDIARIES AND EACH PRINCIPAL STOCKHOLDER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE TO THE EXTENT NOT SET FORTH IN THIS AGREEMENT, ANY COMPANY ANCILLARY DOCUMENT OR ANY PRINCIPAL STOCKHOLDER ANCILLARY DOCUMENT, AND EACH PRINCIPAL STOCKHOLDER DISCLAIMS ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
ARTICLE X.
PARENT COMMON STOCK
     Section 10.1 Compliance with Law. The Company and the Principal Stockholders acknowledge that the shares of Parent Common Stock issued in accordance with the terms of this Agreement (collectively, the “Restricted Shares”), will not be registered under the Securities Act or any state securities laws (collectively, the “Securities Laws”) and therefore may not be resold without compliance with those Securities Laws. The Restricted Shares are being or will be acquired by the Stockholders solely for their own account, for investment purposes only, and with no present intention of distributing, selling or otherwise disposing of them in connection with a distribution. Each Principal Stockholder covenants, warrants and represents that none of the Restricted Shares will be, directly or indirectly, offered, sold, assigned, pledged, hypothecated, transferred or otherwise disposed of except after full compliance with all of the applicable provisions of the Securities Laws and the rules and regulations of the U.S. Securities and Exchange Commission and any applicable state securities regulatory authority. Certificates representing the Restricted Shares shall bear the following legends:
This certificate also evidences and entitles the holder hereof to certain rights as set forth in an agreement between Quanta Services, Inc. and American Stock Transfer & Trust Company, as rights agent, dated as of March 8, 2000 and amended and restated as of October 24, 2002, as it may be amended from time to time (the “Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Quanta Services, Inc. Under certain circumstances, as set forth in the Agreement, such rights (as defined in the Agreement) will be evidenced by separate certificates and will no longer be evidenced by this certificate. Quanta Services, Inc. will mail to the holder of this certificate a copy of the Agreement without charge after receipt of a written request therefor. As set forth in the Agreement, rights beneficially owned by any person (as defined in the Agreement) who becomes an acquiring person (as defined in the Agreement) and certain transferees thereof become null and void and are no longer transferable.
These securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws. They may not be sold or offered for sale, pledged, hypothecated or otherwise transferred in the absence of an effective registration statement as to the securities under said Act and any applicable state securities law or unless the company has received an opinion of counsel satisfactory to the company that such registration is not required to effectuate such transaction.
     Parent agrees that it will cause new certificates without the legend in the second paragraph above to be promptly issued in exchange for the initially issued certificates upon the request of any Stockholder if such legend is not then required by Applicable Laws.
     Section 10.2 Economic Risk; Sophistication; Accredited Investors. Each Principal Stockholder is able to bear the economic risk of an investment in the Restricted Shares and can afford to sustain a total loss of such investment. Each Principal Stockholder has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the proposed investment and therefore has the capacity to protect his own interests in connection with the acquisition of the Restricted Shares pursuant hereto. Each Principal Stockholder represents to Parent that it is an “accredited investor,” as that term is defined in Regulation D under the Securities Act. Each Principal Stockholder or his representatives have had an adequate opportunity to ask questions and receive answers from the officers of Parent concerning, among other matters, Parent, its management, its plans for the operation of its business and potential additional acquisitions. Each Principal Stockholder acknowledges that Quanta has previously delivered to it/him or its/his representatives copies of Quanta’s 2008 Annual Report on Form 10-K as filed with the SEC on March 2, 2009, Quanta’s first quarter 2009 Quarterly Report on Form 10-Q as filed with the SEC on May 8, 2009 and Quanta’s second quarter 2009 Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2009 and represents that it/he has had an adequate opportunity to carefully review such materials and any other information concerning Quanta that it/he deems necessary or appropriate to evaluate the merits and risks of the proposed investment in Quanta Common Stock contemplated herein.
     Section 10.3 Insider Trading. The Principal Stockholders acknowledge that they, as well as personnel at the Company and its Subsidiaries, may become aware of “material nonpublic information” (as defined under applicable securities laws) regarding Parent and its Affiliates, including the transactions contemplated by this Agreement. The Principal Stockholders understand, and will communicate to persons having knowledge of any such information, that applicable securities laws prohibit trading in securities of Parent while in possession of material nonpublic information regarding this information and restrict the disclosure of such information to others.
ARTICLE XI.
MISCELLANEOUS PROVISIONS
     Section 11.1 Notices. All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the Party making the same, will specify the Section under this Agreement pursuant to which it is given or being made, and will be delivered personally or by facsimile transmission or sent by registered or certified mail (return receipt requested) or by nationally recognized overnight courier (with evidence of delivery and postage and other fees prepaid) as follows:
If to Parent:
Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, TX 77056
Attn: General Counsel
Telephone No.: (713) 985-6412
Facsimile No.: (713) 629-7639
with a copy (which shall not constitute notice) to:
Baker & Hostetler LLP
1000 Louisiana, Suite 2000
Houston, TX 77002
Attn: W. Robert Shearer
Telephone No.: (713) 646-1391
Facsimile No.: (713) 751-1717
If to any of the Principal Stockholders, to the Stockholder Representative:
Price Gregory Services, Incorporated
24 Waterway Avenue, Suite 850
The Woodlands, TX 77380
Attn: John E. Jackson
Telephone No.: (281) 297-5202
Facsimile No.: (281) 419-5070

with a copy (which shall not constitute notice) to:
Vinson & Elkins LLP
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas 77002-6760
Attn: W. Matthew Strock
Telephone No.: (713) 758-3452
Facsimile No.: (713) 615-5650
or to such other representative or at such other address or facsimile number of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery will be deemed given or made (a) on the date of delivery if delivered in person, (b) on the first Business Day after delivery if sent by nationally recognized overnight service, (c) upon transmission by facsimile if transmission is confirmed or (d) on the fifth Business Day after it is mailed by registered or certified mail.
     Section 11.2 Schedules and Exhibits. The Schedules and Exhibits to this Agreement are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement.
     Section 11.3 Stockholder Representative.
          (a) Each of the Stockholders hereby irrevocably appoints John E. Jackson (the “Stockholder Representative”) as such stockholder’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of such Stockholder, to act for and on behalf of such Stockholder to take any and all actions and make any and all decisions which under this Agreement as to which the Stockholder Representative is expressly authorized to act or make, including the power:
               (i) to take any and all action necessary or desirable in connection with the waiver of any condition to the obligations of the Principal Stockholders to consummate the transactions contemplated by this Agreement;
               (ii) to receive on behalf of the Principal Stockholders notice of all indemnification claims by a Parent Indemnified Party pursuant to Article IX and to notify all Principal Stockholders of any such claim and to take all actions in connection with such indemnifications claims as may be necessary or desirable; and
               (iii) to give instructions to the Escrow Agent in connection with the release of the Escrow Fund as contemplated by Section 9.7.
     Each of the Stockholders hereby consents to and confirms such appointment and the taking by the Stockholder Representative of any and all such acts and the making of any and all such decisions. Each of the Stockholders will be bound by any and all actions taken and any and all decisions made by the Stockholder Representative pursuant to the terms of this Section 11.3, and Parent and the Surviving Company will be entitled to rely on any such actions or decisions.

          (b) The Stockholder Representative will not be liable for any act taken or omitted by it as permitted under this Agreement, except if taken or omitted in bad faith or by willful misconduct. The Stockholder Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).
          (c) The Stockholders agree, severally but not jointly, to indemnify the Stockholder Representative for, and to hold the Stockholder Representative harmless against, any loss, liability or expense incurred without willful misconduct or bad faith on the part of the Stockholder Representative, arising out of or in connection with the Stockholder Representative’s carrying out its duties under this Agreement, including costs and expenses of successfully defending the Stockholder Representative against any claim of liability with respect thereto.
          (d) In the event the Stockholder Representative becomes unable or unwilling to continue to serve in the capacity of Stockholder Representative, he may resign and be discharged from his duties and obligations as Stockholder Representative by giving his resignation to each of the Parties, specifying a date not less than ten days following such notice date of when such resignation will take effect and, in that event, Lee E. Beckelman will be deemed to be appointed by the Stockholders as the new Stockholder Representative and shall, for all purposes of this Agreement, be the Stockholder Representative. In the event Lee E. Beckelman then becomes unable or unwilling to continue in his capacity as Stockholder Representative, he may resign and be discharged from his duties or obligations hereunder by giving his resignation to each of the Parties, specifying a date not less than ten days following such notice date of when such resignation will take effect. In that event, a majority-in-interest of the Stockholders will designate a successor representative prior to the expiration of such ten-day period by giving written notice to Parent. If the Stockholders have not appointed a successor Stockholder Representative and notified Parent of the identity and address of such successor Stockholder Representative within such ten-day period, Parent shall be relieved of the obligation to send notices to or obtain consents from the Stockholder Representative while there is no Stockholder Representative and, for purposes of this Agreement, in each such case, it shall be deemed that the Stockholder Representative has received the required notice and/or approved such action. At any time, a majority-in-interest of the Stockholders may remove the Stockholder Representative, provided that a successor Stockholder Representative is appointed at the same time. Until notified in writing by the Stockholder Representative that he has resigned or by the Principal Stockholders that the Stockholder Representative has been removed, Parent may rely conclusively and act upon the directions, instructions and notices of the last known Stockholder Representative and, after such notice, upon the directions, instructions and notices of any successor named in a writing executed by a majority-in-interest of the Stockholders received by Parent.
          (e) The Stockholder Representative will not be entitled to receive any compensation from Parent, the Surviving Company or the Stockholders in connection with performing his functions as the Stockholder Representative under this Agreement. Any out-of-pocket costs and expenses reasonably incurred by the Stockholder Representative in connection with actions taken pursuant to the terms of this Agreement will be paid by the Stockholders.

     Section 11.4 Assignment; Successors in Interest. No assignment or transfer by any Party of its rights and obligations under this Agreement will be made except with the prior written consent of the other Party to this Agreement; provided that Parent shall, without the obligation to obtain the prior written consent of the Principal Stockholders, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to any one (1) or more Affiliates of Parent and, provided further, that Parent (or any such Affiliate, if applicable) may pledge, assign and grant to Parent’s (or such Affiliate’s) lenders, for the benefit of such lenders, a continuing security interest and lien on all of Parent’s or such Affiliate’s right, title and interest in and to this Agreement and any and all related agreements, as security for the payment and performance of all obligations of Parent or such Affiliate to such Lenders by reason of borrowing or the guarantee of borrowing, or otherwise, but no assignment permitted by this Section 11.4 will relieve Parent of its obligations under this Agreement. This Agreement will be binding upon and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to a successor or permitted assign.
     Section 11.5 Number; Gender. Whenever the context so requires, the singular number will include the plural and the plural will include the singular, and the gender of any pronoun will include the other genders.
     Section 11.6 Captions. The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement. Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Schedules or Exhibits are references to Schedules and Exhibits, respectively, to this Agreement.
     Section 11.7 Controlling Law; Amendment. This Agreement (other than Section 6.12) will be governed by and construed and enforced in accordance with the internal laws of the State of Texas without reference to its choice of law rules. This Agreement may be amended by the Parties hereto at any time (whether before or after the Company Stockholder Approval is obtained) only by written agreement of such Parties; provided, however, that no amendment may be made which by law requires the further approval of the stockholders of the Company without such further approval.
     Section 11.8 Consent to Jurisdiction, Etc.; Waiver of Jury Trial. Each of the Parties hereby irrevocably consents and agrees that any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (for purposes of this Section 11.8, a “Legal Dispute”) shall exclusively be brought in the courts of the State of Texas in Harris County, Texas or the federal courts located in the Southern District of the State of Texas. The Parties agree that, after a Legal Dispute is before a court as specified in this Section 11.8 and during the pendency of such Legal Dispute before such court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each of the Parties hereby waives, and agrees not to assert, as a defense in any legal dispute, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum or that the venue of the action, suit or proceeding is improper. Each Party hereto agrees that a final judgment in any action, suit or proceeding described in this Section 11.8 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Laws. THE PARTIES HEREBY WAIVE IRREVOCABLY ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DOCUMENT CONTEMPLATED HEREIN OR OTHERWISE RELATED HERETO.
     Section 11.9 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Applicable Laws, the Parties waive any provision of Applicable Laws which renders any such provision prohibited or unenforceable in any respect.
     Section 11.10 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. Facsimile or scanned and emailed transmission of any signed original document or retransmission of any signed facsimile or scanned and emailed transmission will be deemed the same as delivery of an original. At the request of any Party, the Parties will confirm facsimile or scanned and emailed transmission by signing a duplicate original document.
     Section 11.11 No Third-Party Beneficiaries. Except for the right of each Stockholder to seek indemnification pursuant to Section 10.2, nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary of this Agreement.
     Section 11.12 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement will be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.
     Section 11.13 Entire Agreement. This Agreement and the documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement and constitute the entire agreement between the Parties.

     Section 11.14 Cooperation Following the Closing. Following the Closing, each of the Parties shall deliver to the others such further information and documents and shall execute and deliver to the others such further instruments and agreements as the other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement.
     Section 11.15 Transaction Costs. Except as provided above or as otherwise expressly provided herein, (a) Parent will pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the Principal Stockholders will pay the fees, costs and expenses of the Principal Stockholders and the Company and its Subsidiaries incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of their financial advisors, accountants and counsel, except that Parent and the Company shall share equally the filing fees required under or in connection with the HSR Act.
     Section 11.16 Knowledge. As used in this Agreement, the term “Knowledge” means, with respect to any Person, the actual knowledge of such Person (including the officers, directors, partners or comparable representatives of such Person) after due inquiry.
     Section 11.17 Made Available. As used in this Agreement, the term “Made Available” means the providing of reasonable access in good faith to the documents, materials or other information relating to the business and operations of the Company and its Subsidiaries with reasonable designation of the nature and location of such documents, materials or other information, or by making such documents, materials or other information available in the electronic data room established by the Company in connection with this Agreement prior to 5:00 p.m. Houston, Texas time on September 1, 2009; provided that such documents, materials or other information were not removed from the electronic data room at any time after the date they were first uploaded to the electronic data room and prior to the date of this Agreement.
     Section 11.18 Reasonable Efforts. As used in this Agreement, the term “Reasonable Efforts” means, with respect to a given objective, the efforts that a reasonable person in the position of the applicable Party would use to achieve that objective as expeditiously as reasonably possible; provided, however, that an obligation to use Reasonable Efforts under this Agreement does not require such Party to initiate any litigation or arbitration.
     Section 11.19 Business Day. As used in this Agreement, the term “Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in Houston, Texas.
     Section 11.20 Construction. This Agreement has been freely and fairly negotiated among the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any law will be deemed also to refer to such law as amended, modified, succeeded or supplemented from time to time and in effect at any given time, and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words

“include,” “includes,” and “including” do not limit the preceding terms or words and shall be deemed to be followed by “without limitation.” The term “or” has the inclusive meaning represented by the phrase “and/or.” The word “person” includes individuals, entities and Governmental Entities. Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. Unless the context otherwise requires, the terms “day” and “days” mean and refer to calendar day(s). The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. The Parties intend that each representation, warranty and covenant contained herein will have independent significance.
     Section 11.21 Legal Representation of Stockholders.
          (a) Each Principal Stockholder acknowledges and agrees that in connection with the matters related to this Agreement, Vinson & Elkins L.L.P. solely represented the Company and did not represent any of the Stockholders or any officer, employee, director or manager of the Company or any of its Subsidiaries individually. Each Principal Stockholder expressly represents and warrants to Parent and Sub that it has had the opportunity to seek independent legal advice from lawyers of its own choosing and other professional advice as each of them has deemed appropriate, is fully satisfied with that advice, and has relied solely and completely upon its own judgment together with the independent legal and other professional advice received prior to executing this Agreement. With the benefit of any such legal and other professional advice, each of the Principal Stockholders has fully informed itself of the contents, terms, conditions and effects of this Agreement, has read and understood this Agreement, and has had its contents fully disclosed and explained to it by its lawyer.
          (b) Each of Parent and Sub agree that it will not assert, and agrees to cause the Surviving Company and its Subsidiaries to not assert against the holders of the Outstanding Shares, any claim of attorney-client privilege with respect to any communication between Vinson & Elkins L.L.P. and any Stockholder, officer, employee, director or manager of the Company or any of its Subsidiaries and any of their advisors (a “Designated Person”) occurring prior to Closing in connection with any matter adverse to Parent, Sub, Surviving Company, its Subsidiaries or any of them for any alleged breach of this Agreement that arises after the Closing, including in connection with a dispute with Parent and, following the Closing, with the Surviving Company or any of its Subsidiaries, it being the intention of the Parties that following the Closing all such rights to such attorney-client privilege and to control such attorney-client privilege shall be exclusively vested in and belong to the holders of the Outstanding Shares; provided, that the foregoing acknowledgement of retention shall not extend to any communication not involving this Agreement, or to communications with any Person other than the Designated Persons and their advisors.

[Signature Page Follows]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

QUANTA SERVICES, INC., a Delaware corporation
By:	/s/ John R. Colson
	Name:	John R. Colson
	Title:	Chief Executive Officer

QUANTA SUB, LLC, a Delaware limited liability company
By:	/s/ James F. O’Neil III
	Name:	James F. O’Neil III
	Title:	President

PRICE GREGORY SERVICES, INCORPORATED, a Delaware corporation
By:	/s/ John E. Jackson
	Name:	John E. Jackson
	Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

PRINCIPAL STOCKHOLDERS:
/s/ H. Charles Price III
H. Charles Price III

/s/ Paul C. Gregory
Paul C. Gregory

/s/ James T. White
James T. White

/s/ John E. Jackson
John E. Jackson

/s/ Ronnie F. Wise
Ronnie F. Wise

/s/ Thomas N. Jones
Thomas N. Jones

/s/ Lee E. Beckelman
Lee E. Beckelman

/s/ Doyle R. Maggard
Doyle R. Maggard

/s/ H. James Stover
H. James Stover
Signature Page to Agreement and Plan of Merger

SCF-VI, L.P.

By:	SCF-VI, G.P., Limited Partnership, its general partner

By:	L.E. Simmons & Associates, Incorporated, its general partner

By:	/s/ David C. Baldwin
	Name:	David C. Baldwin
	Title:	Managing Director

Signature Page to Agreement and Plan of Merger